SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Summary of Minutes of the 708th Meeting of the Board of Directors Dated September 29, 2017

2.	Market Announcement Dated October 11, 2017: Comment on news report – lengthening of debt

3.	Summary of Minutes of the 709th Meeting of the Board of Directors Dated October 16, 2017

4.	Extract from the minutes of the 709th meeting of the Board of Directors Dated October 16, 2017

5.	Summary of Minutes of the 710th Meeting of the Board of Directors Dated October 16, 2017

6.	Material Announcement Dated October 17, 2017: Renova: Brookfield exclusivity period completed

7.	Summary of Minutes of the 711st Meeting of the Board of Directors Dated October 20, 2017

8.	Extraordinary General Meeting to be held on 11/27/2017: Convocation and Proposal

9.	Market Announcement Dated October 20, 2017: New members of Executive Board

10.	Market Announcement Dated October 24, 2017: AGC further reduces holding in CEMIG ON, to 12.79%

11.	Material Announcement Dated October 24, 2017: Renova: Aneel approves transfer of control of wind farms

12.	Notice to Stockholders Dated November 01, 2017: Capital increase: Subscription of leftover shares – new dates

13.	Market Announcement Dated November 06, 2017: CEMIG: Financial update

14.	Market Announcement Dated November 09, 2017: Reply to Stock Exchange Inquiry Letter 1711/2017—SAE, of November 8, 2017

15.	Material Announcement Dated November 09, 2017: Cemig joins ICMS tax mitigation plan

16.	Summary of Minutes of the 713rd Meeting of the Board of Directors Dated November 10, 2017

17.	Material Announcement Dated November 13, 2017: Non-binding offers for Light

18.	Material Announcement Dated November 13, 2017: Renova: binding proposal for capitalization

19.	Publication of Results Dated November 15, 2017: Earnings Release – 3Q 2017

20.	Publication of Results Dated November 16, 2017: Presentation of 3Q 2017 Results

21.	Extraordinary General Meeting to be held on 12/18/2017: Convocation and Proposal

22.	Material Announcement Dated November 20, 2017: Cemig: R$ 4 billion refinancing signed

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Adézio de Almeida Lima
Name: Adézio de Almeida Lima Title: Chief Finance and Investor Relations Officer

Date: November 21, 2017

1. SUMMARY OF MINUTES OF THE 708TH MEETING OF THE BOARD OF DIRECTORS DATED SEPTEMBER 29, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 29, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 708th meeting, held on September 29, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Extension of the period for employees to accept the 2017 PDVP Programmed Retirement Offer.

2.	In response to BM&FBovespa Official Letter 1581/2017-SAE/GAE-1, of September 28, 2017, addition of complementary content to the material published on submission to the Extraordinary General Meeting of Stockholders for authorization of the increase in the capital of Cemig by up to one billion Reais, through issuance of up to two hundred million new shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MARKET ANNOUNCEMENT DATED OCTOBER 11, 2017:COMMENT ON NEWS REPORT – LENGTHENING OF DEBT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Comment on news report – lengthening of debt

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

In regard to news reports in the media making reference to the lengthening of Cemig’s debt profile, Cemig informs the public that it is in negotiations with banks on the subject of refinancing of part of its existing debt, and that at the present time it has no conclusions in relation to what terms and conditions may eventually be agreed and signed.

Belo Horizonte, October 11, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 709TH MEETING OF THE BOARD OF DIRECTORS DATED OCTOBER 16, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of October 16, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 709th meeting, held on October 16, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Surety for extension of maturity of debt of Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. EXTRACT FROM THE MINUTES OF THE 709TH MEETING OF THE BOARD OF DIRECTORS DATED OCTOBER 16, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

709TH MEETING

Date, time and place:	October 16, 2017 at 5.45 p.m. at the company’s head office,
– with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized a surety, as joint debtor, for the following:

a)	postponement by sixty days of the maturity of the tranches of October 26, 2017 and October 30, 2017 of the Fixed Credit Line Contracts signed with Cemig GT and Banco do Brasil S.A. (‘BB’), numbers:

330.800.591,         in the amount of R$ 33.9 million, and

330.800.592,         in the amount of R$ 95.2 million,

and alteration of the financial charges on the outstanding balance

from           108.00%            of the variation arising from the average CDI rate (Interbank CD Rate)

to             128.00%               of the variation arising from the average CDI rate,

to be formalized by signature with Banco do Brasil of the Fourth Amendment to the said Contracts.

b)	postponement by sixty days of the maturity of the tranches of October 24, 2017 of

Bank Credit Notes No.’s     30.800.376,     330.800.383,     330.800.384,     330.800.385,     330.800.386,

                    330.800.387,     330.800.388,     330.800.389,     330.800.390,     330.800.391,

                    330.800.392,     330.800.393,     330.800.394      and    330.800.395,

issued by Cemig GT in favor of Banco do Brasil, for a total of

R$ 270 million,

and alteration of the financial charges on the outstanding balance

from           112.00%           of the variation arising from the average CDI rate,

to             128.00%             of the variation arising from the average CDI rate,

to be formalized by signature, with Banco do Brasil, of the Fifth Amendment to the said Notes.

c)	postponement by sixty days of the maturity of the tranche of October 24, 2017 of

Bank Credit Note No.       306.401.428, issued by Cemig GT in favor of Banco do Brasil,

in the amount of                R$ 150 million,financial charges being

maintained at                    132.9% of the average CDI rate,

to be formalized by signature with Banco do Brasil of the First Amendment to the said Note.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On the total amount of the principal to be postponed,

namely                                        five hundred forty nine million one hundred five thousand three hundred thirty three Reais thirty four centavos,

a fee of               0.5%               will be charged, to be offset from the payment of the fee to be charged at the time of implementation of the long-term re-profiling of debt.

d)	Alteration, in the bank credit notes and contracts, of the specified early maturity events, to those in the respective clauses in Bank Credit Note 306.401.428 and in the 7th debenture issue of Cemig GT, so that the early maturity events will now be the following:

Early maturity events:

-	protest of receivables against borrower and/or guarantor the individual or aggregate value of which exceeds one hundred million Reais, unless, within a maximum of thirty calendar days from the date of notification by Banco do Brasil to Cemig GT or guarantor, either:

(a)	the protest is suspended or canceled; or (b) guarantees are given in court.

-	liquidation, dissolution or declaration of borrower and/or of guarantor; application for bankruptcy by borrower and/or guarantor; and/or application for bankruptcy by a third party against borrower and/or guarantor, which is not duly resolved through a preventive deposit or one blocking the bankruptcy;

-	proposal by borrower and/or guarantor, to any creditor or class of creditors, of a plan for out-of-court recovery, whether or not court ratification of any such plan has been applied for or obtained; or application to the Court by borrower and/or guarantor for judicial recovery, whether or not granted by the competent judge;

-	judgment given against borrower and/or guarantor at first instance in a legal action, or judgment in a court or administrative tax proceeding, for an amount the individual or aggregate value of which exceeds one hundred million Reais, not opposed by an appeal that has suspensive effect;

-	in the event that borrower and/or guarantor, directly or through attorneys-in-fact or holders of power of attorney, provide untrue information to Banco do Brasil, by public or private document of any kind;

-	in the event that borrower and/or guarantor, directly or through attorneys-in-fact or holders of power of attorney, omit to provide information which, if Banco do Brasil had been aware of it, might alter its judgments and/or assessments of credit;

-	early maturity arising from any default by borrower and/or guarantor on any obligation to pay, specified in any debt or credit instrument with individual or aggregate amount greater than one hundred million Reais or its equivalent in other currencies;

-	if borrower or guarantor omit to inform Banco do Brasil about any financial covenants that it has agreed with other creditors, and in the case of any additional or more restrictive financial covenants, the obligations assumed in the credit line contract shall automatically reflect such financial covenants;

-	making of any payment of dividends or Interest on Equity by borrower and/or guarantor except under Article 202 of the Corporate Law, or any other distribution of dividends provided for by the by-laws;

-	any use of the proceeds from the credit line contract or the Bank Credit Note, as the case may be, for any purpose other than precisely the purpose described in the Clause “use of the funds lent”;

-	early maturity of, or default on, any contract and/or debt of any company directly or indirectly controlled by borrower or guarantor;

-	liquidation, dissolution, extinction and/or any other form of corporate or stockholding reorganization of borrower and/or of guarantor;

-	any of the events specified in Articles 333 or 1425 of the Brazilian Civil Code;

-	transfer of stockholding control of borrower or of guarantor, unless by order of a court, without the express consent of Banco do Brasil;

-	any change in the corporate Objects of borrower and/or of guarantor with prior express authorization of Banco do Brasil;

-	termination, for any reason, of any of the concession contracts held by borrower and /or by guarantor such as represent/s an adverse material impact on the payment capacity of borrower and/or of guarantor, except in relation to the São Simão, Jaguara or Miranda Plants;

-	non-compliance by borrower and/or by guarantor, as the case may be, with any non-pecuniary obligation arising from the contracts or bank credit notes;

-	transformation of borrower and/or guarantor into another type of company;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

-	any change in the dividend policy contained in the by-laws of guarantor that are in effect on the date of the meeting of the Board of Directors that decides on the Proposal for Decision (Proposta de Deliberação – PD) made by the Executive Board and/or by the Board of Directors, that increases the minimum amount of the profits of borrower or of guarantor to be used for payment of the mandatory dividend, or Interest on Equity or any other method of sharing of profit under the terms of Article 202 of the Corporate Law;

-	constitution by borrower at any time, even if under suspensive condition, of any real guarantee, lien or charge in favor of any third party on any asset, in guarantee of future debt incurred by borrower, that might, in the opinion of the lender, adversely affect the guarantees offered to lender in this or in any other debt instrument, or which might adversely affect the solvency or financial capacity of borrower to timely pay the obligations assumed in favor of lender;

-	if borrower or guarantor takes any court or arbitration measure with a view to annulment, invalidation or limitation of the efficacy of any provisions, rights, credits and/or guarantees of the fixed credit line contracts or the Bank Credit Notes, as the case may be;

-	any act by any governmental authority with the aim of sequestering, expropriating, nationalizing, confiscating, appropriating or in any way compulsorily acquiring in whole or in part assets, property or rights of borrower, unless any such act is canceled, arrested or in any way suspended within the related legal period;

-	existence of any final sanctioning administrative decision issued by a court or competent body that arises from practice of any act by borrower and/or guarantor in the nature of racial or gender discrimination, child labor or labor analogous to slavery, or any judgment against which no further appeal lies given as a result of any such act or of any other that characterizes moral or sexual harassment or criminal exploitation of prostitution – unless borrower presents to the Bank a court decision fully suspending the effects of the administrative decision with ninety calendar days from its publication;

-	removal, suspension of cancellation of the environmental license of borrower and/or of guarantor by the competent environmental body, when applicable, or which results in crime against the environment;

-	if the Financial Activities Control Council (COAF) concludes that any crime exists in the nature of ‘laundering’ or concealment of goods, rights or amounts, specified in Law 9613 of March 3, 1998, arising from acts by borrower, or by its administrators or managers, or if borrower or any of its administrators or managers is convicted for committing any such crime;

-	existence of an administrative punishment measure issued by a competent authority or body definitively confirmed by the courts arising from the practice by borrower or its administrators or managers of any act damaging to, or in the exclusive or non-exclusive interest of borrower as against, Brazilian or foreign public administration, in the terms of Law 12846 of August 1, 2013, and/or its being included in the National Register of Punished Companies (CNEP) specified in that Law;

-	if borrower does not maintain the following financial ratios, which shall be checked six-monthly based on the consolidated six-monthly information audited by an independent auditor as published regularly by borrower:

–	the ratio of net debt to the sum of Ebitda and dividends received to be no more than:

5.5, for the business year ended December 31, 2017;

5.0, for the business year ended December 31, 2018;

4.5, for the business year ended December 31, 2019;

3.0, for the business year ended December 31, 2020; and

2.5, as from the business year ending on December 31, 2021, inclusive.

-	if guarantor does not maintain the following financial ratios, which shall be checked six-monthly based on the consolidated six-monthly information of borrower audited by an independent auditor, published regularly by borrower:

–	the ratio of net debt to the sum of Ebitda and dividends received to be no more than:

4.5, for the business year ended December 31, 2017;

4.25, for the business year ended December 31, 2018;

3.5, for the business year ended December 31, 2019;

3.0, for the business year ended December 31, 2020; and

2.5, as from the business year ending on December 31, 2021, inclusive;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– the following terms to have the following meanings:

-	‘Net debt’ means the balance on the accounts of loans, financings and debentures (current and non-current liabilities), plus debts owed to the Forluminas Foundation (the Forluz pension fund) plus put options (value updated monthly); less the total of cash, cash equivalents and securities (current and non-current assets); based on the last consolidated financial statements of borrower or of guarantor, as the case may be, presented to the CVM.

-	‘Ebitda’ means: Profit before interest, tax on revenue including the Social Contribution tax on Net Profit, depreciation, and amortization, calculated in accordance with CVM Instruction 527 of October 4, 2012, and CVM Circular SNC/SEP 01/2007, (a) less: (a.1) gain (loss) by the equity method (affiliated companies), (a.2) provisions for put options, (a.3) non-operational profit (loss), (a.4) any gains (losses) on corporate reorganization and (a.5) accounting effect of transmission indemnities; and (b): plus (b.1) cash effect of transmission indemnities and (b.2) dividends received (affiliated companies).

-	‘Dividends received’ means dividends and Interest on Equity received during the period in question.

IV	Abstention, and votes against: Item III above was approved with the board member Marcelo Gasparino da Silva abstaining; the members Patrícia Gracindo Marques de Assis Bentes and Daniel Alves Ferreira voted against it.

V	Comment: The following spoke on subjects and business of interest to the Company.

The Chair;
Board members:	Marcelo Gasparino da Silva, Daniel Alves Ferreira,	Patrícia Gracindo Marques de Assis Bentes;
Chief Officer:	Adézio de Almeida Lima.
The following were present:
Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Nelson José Hubner Moreira,

Daniel Alves Ferreira,

Agostinho Faria Cardoso,

Patrícia Gracindo Marques de Assis Bentes,

Marco Antônio Soares da Cunha Castello Branco,

Aloísio Macário Ferreira de Souza,

Antônio Carlos de Andrada Tovar,

Franklin Moreira Gonçalves,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Chief Officers :	Adézio de Almeida Lima, César Vaz de Melo Fernandes, Dimas Costa,	José de Araújo Lins Neto, Luciano de Araújo Ferraz, Maura Galuppo Botelho Martins, Ronaldo Gomes de Abreu;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)    Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 710TH MEETING OF THE BOARD OF DIRECTORS DATED OCTOBER 16, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of October 16, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 710th meeting, held on October 16, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Full resumption of the works on the Small Hydroelectric Plants of Guanhães Energia S.A.

2.	Signature of EPC contract.

3.	Orientation of vote at a meeting of Light S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED OCTOBER 17, 2017: RENOVA: BROOKFIELD EXCLUSIVITY PERIOD COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Brookfield exclusivity period completed

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (“Renova”) published the following Material Announcement:

“	Renova Energia S.A. (RNEW11) (“Renova”), in compliance with CVM Instruction 358/2002, as amended, refers to its Material Announcements published on:

–	July 19, 2017, which reported the receipt of a non-binding proposal from Brookfield Energia Renovável (“Brookfield”), and the concession of a period of 60 days’ exclusivity for due diligence and negotiation of final documents for a primary capitalization of Renova by Brookfield; and

–	September 15, 2017, when that period was extended for a further 30 days;

and confirms to the market and its stockholders that this period of exclusivity has ended on today’s date – although this does not alter the stage of negotiation with Brookfield in relation to the transaction referred to.

Renova reiterates its commitment to keep its stockholders and the market in general updated and informed in accordance with the applicable legislation. ”

Belo Horizonte, October 17, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF MINUTES OF THE 711ST MEETING OF THE BOARD OF DIRECTORS DATED OCTOBER 20, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 20, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 711th meeting, held on October 20, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Sale of shares in a company of the Cemig Group / Additional budget allocation.

2.	Ratification of orientation of vote in meetings of Taesa on: (i) participation in an auction, and (ii) constitution of a company.

3.	Acquisition by Taesa and by ENTE of a stockholding interest; and orientation of vote in meetings of Taesa.

4.	Surety for extensions of maturities of long-term debt of Cemig D and Cemig GT.

5.	Granting of guarantees for issuance of Eurobonds by Cemig GT; re-ratification of a Board Spending Decision (CRCA).

6.	Change in the composition of the Executive Board, which is now as follows:

Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer
Bernardo Afonso Salomão de Alvarenga	Deputy CEO*
Dimas Costa	Chief Trading Officer
José Maria Rabelo	Chief Business Development Officer
Ronaldo Gomes de Abreu	Interim Chief Distribution and Sales Officer
Adézio de Almeida Lima	Chief Finance and Investor Relations Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
José de Araújo Lins Neto	Chief Corporate Management Officer
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources
Thiago de Azevedo Camargo	Chief Institutional Relations and Communication Officer
Luciano de Araújo Ferraz	Chief Counsel

* On interim basis while also serving as Chief Executive Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. EXTRAORDINARY GENERAL MEETING TO BE HELD ON 11/27/2017: CONVOCATION AND PROPOSAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on November 27, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on:

•	Re-ratification of the decision taken by the Extraordinary General Meeting of May 30, 2016, altering its terms so as to postpone the date of exercise of the put option granted by Cemig on April 11, 2011 to:

Redentor Fundo de Investimento em Participações (‘FIP Redentor’)

                                     (succeeded by Banco Santander S.A. (Brasil)),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

BB – Banco de Investimento S.A. (‘BB–BI’).

Proxy votes

Any stockholder wishing to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of Paragraph 1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by November 23, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, October 20, 2017.

José Afonso Bicalho Beltrão da Silva

Chair, Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 27, 2017 AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig (‘Cemig’),

Whereas:

a)	On May 31, 2016, Cemig pledged:

55,234,637 (fifty five million two hundred thirty four thousand six hundred thirty seven) common shares and 110,469,274 (one hundred ten million four hundred sixty nine thousand two hundred seventy four) preferred shares in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), at that time representing value of

R$ 1,075,000,000.00                      (one billion seven hundred fifty million Reais),

in guarantee of obligations it assumed in favor of the banks holding a put option (‘the Put Option’) on shares in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’);

and further offered to support that guarantee with its equity interest of 26.06% in Light S.A. (‘Light’);

and on August 30, 2016 an Extraordinary General Meeting of Cemig enabled postponement of the date of exercise of the Put Option from its original date (the last business day of the sixtieth month following the date of subscription of the shares in Parati) until November 30, 2017, (the last business day of the seventy seventh month); having reference also to a decision of the Board of Directors of May 30, 2016;

b)	on August 28, 2016 Cemig sent correspondence to the banks holding the Put Option (‘the Banks’), namely

Banco Santander (Brasil) S.A. (‘Santander’),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’),

BB–Banco de Investimento S.A. (‘BB–BI’) and

Banco BTG Pactual S.A. (“BTG”) –

–	requesting release of the pledge that had been given, on the following shares in Taesa:

18,411,545 (eighteen million four hundred eleven thousand five hundred forty five) common shares and

36,823,090 (thirty six million eight hundred twenty three thousand ninety) preferred shares –

–	to make it possible to carry out a follow-on transaction, jointly with

Fundo de Investimentos em Participações Coliseu (‘FIP Coliseu’),

in a secondary public offering of Units in Taesa, with restricted efforts in Brazil under CVM Instruction 476, and international efforts under Rule 144A and Regulation S of the US Securities Act;

c)	on November 30, 2016 BTG exercised the Put Option in the ‘First Exercise Window’, under the Stockholders’ Agreements of the successors of Parati –

Luce Empreendimentos e Participações S.A. (‘Lepsa’) and

Rio Minas Energia Participações S.A. (‘RME’) –

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	as a result of which Cemig acquired the following shares previously held by BTG:

76,817,097 (seventy six million eight hundred seventeen thousand ninety seven)

preferred shares in Lepsa, and

76,817,097 (seventy six million eight hundred seventeen thousand ninety seven)

preferred shares in RME

–	as a result of which BTG ceased to be a stockholder in Parati;

d)	on September 1, 2017 the exercise value of the Put Option was

R$ 1,560,016,041.42 (one billion five hundred sixty million sixteen thousand forty one Reais forty two centavos),

in which the component of principal was

R$ 921,047,584.94    (nine hundred twenty one million forty seven thousand five hundred eighty four Reais ninety four centavos),

the component of remuneration was

R$ 335,075,058.58    (three hundred thirty five million seventy five thousand fifty eight Reais fifty eight centavos),

and the gross-up factor represented

R$ 303,893,397.90    (three hundred three million eight hundred ninety three thousand three hundred ninety seven Reais ninety centavos);

e)	on September 15, 2017, the remaining banks holders of the Put Option notified Cemig of their intention to exercise the Put Option on all the shares they hold in RME and Lepsa, pursuant to their rights under the Stockholders’ Agreement as signed by Cemig, Santander, BV Financeira and BB-BI, with RME and Lepsa as consenting parties, the amount to be paid by November 30, 2017;

f)	in this situation it becomes essential to extend the date for exercise of the Put Option, so as to avoid
(i)	Light becoming state-controlled, an event which could give rise to early maturity of several of Light’s financing contracts, which have cross-default clauses; and
(ii)	an accentuated fall in the stock price of its shares, which would be negative for the Banks referred to, since one of the guarantees of the Put Option would lose value;

g)	extension of the exercise date of the Put Option is conditional upon prior authorization by the stockholders of Cemig in an Extraordinary General Meeting.

–       do now propose to you as follows:

•	Re-ratification of the decision taken by the Extraordinary General Meeting of May 30, 2016, altering its terms so as to postpone the date of exercise of the Put Option granted by Cemig on April 11, 2011 to:

Redentor Fundo de Investimento em Participações (‘FIP Redentor’)

                             (succeeded by Banco Santander S.A. (Brasil)),

BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

BB – Banco de Investimento S.A. (‘BB–BI’).

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, October 20, 2017

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Marco Antônio de Rezende Teixeira	Marcelo Gasparino da Silva
Bernardo Afonso Salomão de Alvarenga	Marco Antônio Soares da Cunha Castello Branco
Antônio Dirceu Araújo Xavier	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes
Helvécio Miranda Magalhães Junior	Daniel Alves Ferreira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED OCTOBER 20, 2017: NEW MEMBERS OF EXECUTIVE BOARD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

New members of Executive Board

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

At today’s meeting Cemig’s Board of Directors decided to make the following new appointments to its Executive Board:

Chief Business Development Officer:	Mr. José Maria Rabelo.
Chief Institutional Relations and Communication Officer:	Mr. Thiago de Azevedo Camargo.

Mr. José Maria Rabelo has a Degree in Law, and MBA in Business Studies for Senior Executives, from the Federal University of Minas Gerais (UFMG). He was a career employee of Banco do Brasil, where he served as Vice-President for International and Wholesale Business from 2005 to 2009. From 2011 to 2014 he was Chief Executive Officer of the National Authority for Supplementary Pension Plans (Superintendência Nacional de Previdência Complementar – Previc). His work in other companies includes serving on the Board of Directors and Audit Board of Taesa, in the period 2011–2015.

Mr. Thiago de Azevedo Camargo has a Degree in Law, and Master’s Degree in Political Science with specialization in Policies, from UFMG. He has wide professional experience, working in several companies in both the public and the private sectors.

Belo Horizonte, October 20, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET ANNOUNCEMENT DATED OCTOBER 24, 2017: AGC FURTHER REDUCES HOLDING IN CEMIG ON, TO 12.79%

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

AGC further reduces holding in Cemig ON, to 12.79%

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with Article 12 of CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Cemig has received correspondence from AGC ENERGIA S.A. with the following content:

“  In accordance with the terms of Article 12 of CVM Instruction 358 of January 3, 2002 as amended, AGC ENERGIA S.A., a corporation constituted under the laws of Brazil, with head office at Av. do Contorno 8123, Cidade Jardim, Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 11.221.326/0001-65, herein represented in accordance with its articles of association (‘AGC Energia’), hereby reports that it has reduced its equity interest in the common shares of Companhia Energética de Minas Gerais – CEMIG (‘Cemig’)

– from         68,545,756 common shares, equivalent to 16.29% of the voting stock in Cemig

– to         53,806,156 common shares, equivalent to 12.79% of the voting stock in Cemig,

through sale on a securities exchange of 14,739,600 common shares in Cemig.

The equity interest in Cemig now held by AGC Energia in Cemig is a minority investment which does not involve any change in the composition of the stockholding control of Cemig nor any change in Cemig’s administrative structure.

Please do not hesitate to contact us if you need any further information..  ”

Belo Horizonte, October 24, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED OCTOBER 24, 2017: RENOVA: ANEEL APPROVES TRANSFER OF CONTROL OF WIND FARMS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Aneel approves transfer of control of wind farms

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“  Complementing its Material Announcement of August 23, 2017, Renova Energia S.A. (RNEW11) (‘Renova’), in compliance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

On toda y’s date, the 40th Public Meeting in 2017 of the Council of Aneel, the Brazilian electricity regulator, approved the transfer of the Umburanas wind farm complex to Engie Brasil Energia S.A. (‘Engie’).

However, since the negotiation involved an application for cancellation of four grants of concessions in that complex, the Council decided:

(i)	to subject Renova to a fine of R$ 3.8 million; and

(ii)	to suspend Renova’s right to contract with Aneel or participate in competitive tenders held by it, for one year.

The decision does not affect the controlling stockholders of Renova.

Below is a copy of the decision, downloaded today from Aneel’s website (at: http://www2.aneel.gov.br/aplicacoes_liferay/noticias_area/dsp_detalheNoticia.cfm?idNoticia=9346&idAreaNoticia=425 )

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“	The Council decided unanimously as follows:

(i)	To suspend the process of decision on Procedure Notices No’s:

1049/2017; 1050/2017; 1051/2017; 1053/2017; 1054/2017;	1056/2017;
1057/2017; 1058/2017; 1059/2017; 1061/2017; 1063/2017;	1064/2017;
1065/2017; 1066/2017; 1067/2017; 1068/2017; 1069/2017	and 1070/2017,

issued by the SFG against Renova Energia S.A., controlling stockholder of the special-purpose companies (SPCs) Centrais Eólicas Umburanas 1 to 8, until formalization of the application to Aneel for transfer of stockholding control, to be made within 30 calendar days of the publication of this decision.

(ii)	To repeal, as per the attached Minutes of Resolution, the grants that are the subject of Ministerial Orders 388/2014, 550/2014, 433/2014 and 435/2014, issued by the Mining and Energy Ministry, which gave the authorizations for the wind farm companies Centrais Eólicas Umburanas 2, 3, 4 and 5 to establish themselves as independent power producers through construction and operation of the wind farms Umburanas 4, 7, 12 and 14, without prejudice to the obligations specified in the related grants and auctions.

(iii)	To approve the Plan for Transfer of Stockholding Control from Renova Energia S.A., controlling stockholder of the Special-Purpose Companies Centrais Eólicas Umburanas 1 to 8 to Engie Brasil Energia S.A., under Article 4C of Law 13360/2016, which authorizes the transfer of stockholding control as an alternative to cancellation of authorization, in light of the new controlling stockholder having shown a real commitment of technical and financial capacity to making the subject of the grant viable, except in relation to repeal of authorizations without penalty, and in relation to the point of connection.

(iv)	To return the case records of the penalty proceedings that are the subject of the Procedure Notices, to the Generation Services Monitoring Supervision Unit (Superintendência de Fiscalização dos Serviços de Geração – SFG), which is hereby authorized to set those proceedings aside after actual transfer of stockholding control takes place.

(v)	If the transfer of stockholding control does not take place, for whatever reason, the SFG will return the case records, including the related Procedure Notices, with a proposal to repeal the authorization for construction and commercial operation of the Umburanas Complex wind farms, for a final decision by the Council, in which event there may be penalties, varying depending on the situation of the project.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(vi)	To order Renova Energia S.A., taking into account the attenuating circumstances, to pay fines in the amount of 1% of the value of investment declared to EPE (Empresa de Pesquisa Energética – Energy Research Company), of R$ 826,207.90, R$ 1,042,881.80, R$ 926,109.10 and R$ 1,080,509.60, respectively, in relation to the Umburanas 4, 7, 12 and 14 wind farms.

(vii)	To suspend, temporarily, the right of Renova Energia S.A. to contract with or take part in competitive bids or tenders held by Aneel, for a (non-cumulative) period of one year, for non-compliance with obligations related to the Umburanas 4, 7, 12 and 14 wind farms – this penalty may be lifted in the event of transfer from Renova Energia S.A. to a new controlling stockholder.

(viii)	If the fines referred to in item (vi) are not paid, the Generation Concessions and Authorizations Supervision Unit (Superintendência de Concessões e Autorizações de Geração – SCG) is hereby authorized to execute the Full Compliance Guarantees related to the Umburanas 4, 7, 12 and 14 wind farms, which are of the following respective amounts:

R$4,131,039.50,	R$5,214,409.00, R$4,630,545.50 and R$5,402,548.00.

(ix)	To suspend execution of the penalties and Full Compliance Guarantees relating to the wind farms Umburanas 1, 2, 3, 5, 6, 8, 9, 10, 11, 13, 15, 16, 17, 18, 19, 21, 23 and 25; and, if the plan for transfer of control is fully executed, to authorize the SCG to set aside the related proceedings. ”

Belo Horizonte, October 24, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. NOTICE TO STOCKHOLDERS DATED NOVEMBER 01, 2017: CAPITAL INCREASE: SUBSCRIPTION OF LEFTOVER SHARES – NEW DATES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001

NOTICE TO STOCKHOLDERS

Capital increase:

Subscription of leftover shares – new dates

Cemig (Companhia Energética De Minas Gerais) (‘Cemig’) hereby informs its stockholders and the market as follows:

The dates for the 1st and 2nd Apportionments in subscription of leftover shares, referred to in the Notice to Stockholders of October 26, 2017, have been altered as follows:

1st Apportionment:     December 5, 6 and 7, 2017;

2nd Apportionment:     December 13 and 14, 2017.

This alteration is to meet operations needs posted by Banco Itaú (‘the Bookkeeping Bank’) and the Assets Deposit Center of the São Paulo Securities Exchange (Brasil, Bolsa e Balcão S.A. – ‘B3’).

Belo Horizonte, November 1, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET ANNOUNCEMENT DATED NOVEMBER 06, 2017: CEMIG: FINANCIAL UPDATE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET INFORMATION

Cemig: Financial update

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with Article 12 of CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

As widely publicized at, and since, Cemig’s 22nd Annual Meeting with the Capital Markets, on June 1, 2017, Cemig is working successfully on execution of its plan to improve its capital structure, increase its operational cash flow generation, and diversify its sources of finance.

The plan is based primarily on the following lines of action:

•	Reprofiling of debt:

This is in negotiation with the main creditor banks, for a total of R$ 4 billion, with approximate maturity of five years, and grace period of up to 18 months.

This has been approved by the Company’s governance.

•	International debt issue:

An issue of debt outside Brazil of approximately US$1 billion.

This has been approved by the Company’s governance.

•	Capital increase:

Increase in the Company’s share capital by R$ 1.3 billion, through subscription of shares.

(Approved by the EGM of October 26, 2017.)

•	Sale of shares:

A proposed solution for the Put options related to Light, through sale of shares held outside the controlling block of the investee company.

•	Disinvestment program:

Cemig has various processes of disinvestment in progress.

Highlights are the processes for the sale of its equity interests in Santo Antônio Energia, Light and Renova. The stage of these processes is in line with timing considered to be appropriate for M&A transactions for disposal of interests in companies of this scale.

•	Operational efficiency:

1,948 employees accepted the Voluntary Retirement Programs implemented in 2016 and 2017 – resulting in a reduction in costs of approximately R$ 450 million per year.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In addition to the above, there are also the following significant factors:

Financial expenses:     The reduction in the Selic interest rate has made a substantial contribution to reduction of Cemig’s financial expenses.

Cash flow:                     Payment of debt of approximately R$ 1 billion in 2017 is a demonstration of Cemig’s economic strength and cash flow generation capacity.

Tariffs:                         The Periodic Tariff Review scheduled for May 2018 will also contribute to increase in the Company’s cash generation.

Cemig will keep its stockholders and the market opportunely and appropriately informed on developments on this subject.

Belo Horizonte, November 6, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET ANNOUNCEMENT DATED NOVEMBER 09, 2017: REPLY TO STOCK EXCHANGE INQUIRY LETTER 1711/2017—SAE, OF NOVEMBER 8, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to Stock Exchange Inquiry Letter 1711/2017—SAE, of November 8, 2017

Inquiry received:

Companhia Energética de Minas Gerais

Att.: Mr. Adézio de Almeida Lima

Investor Relations Director

Subject: Request for information on news media report

Dear Sirs,

A news report in the newspaper Valor Econômico of November 8, 2011, under the headline

“Not selling Light, Cemig prepares sale of shares in Taesa”

contains, among others, the following statements:

1.	“Cemig has begun preparations to sell the shares in Taesa.”

2.	“The scale of the transaction is expected to be between R$ 800 million and R$ 1.3 billion, and the aim is to complete it before December.”

We request information/explanations on the items indicated, by November 9, 2017, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

To: Ms. Ana Lucia da Costa Pereira,

Supervision Office for Companies and Equity Securities Offers, B3 S.A. – Brasil, Bolsa, Balcão:

In response to Official Letter 1711/2017-SAE, of November 8, 2017, we inform you as follows:

Cemig published its Disinvestment Program in a Material Announcement on June 1, 2017.

Taesa is included in that program, among other assets.

Also, a Market Announcement was published on November 6, 2017, which clearly stated:

“Cemig has various processes of disinvestment in progress....”

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, November 9, 2015

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT DATED NOVEMBER 09, 2017: CEMIG JOINS ICMS TAX MITIGATION PLAN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig joins ICMS tax mitigation plan

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Cemig has subscribed to the Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários, or PRCT) of Minas Gerais State, in relation to ICMS tax totaling R$588 million, resulting in a significant mitigation of risk.

The commitment by Cemig D, for an amount of R$558 million, results in a reduction of 90% in interest charged and penalty fines imposed in relation to payment of the tax. This amount is for the base-date September 2017, and will be updated by application of 50% of the Selic rate until the date of payment, which is to be made in six monthly installments. The first of these, of R$93 million, was paid on October 31, 2017.

The commitment by Cemig GT, for an amount of R$30 million, which was paid in full on October 31, 2017, reduced interest and penalty fines charged by 95%.

The decision will result in negative effects in the results for 3Q17 – reducing Ebitda by approximately R$588 million, and Net profit by approximately R$388 million.

Payment of the obligation will be financed by operational cash flow, without causing any increase in debt, and without significant change in our financial programming.

Belo Horizonte, November 9, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. SUMMARY OF MINUTES OF THE 713RD MEETING OF THE BOARD OF DIRECTORS DATED NOVEMBER 10, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 10, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 713rd meeting, held on November 10, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Orientation of vote in a meeting of the Board of Directors of Taesa, on increase in the share capital of Mariana Transmissora de Energia Elétrica S.A.

2.	Signature of an Amendment to the Transmission Concession Contract between Cemig GT and Aneel, with intervention and consent of Cemig.

3.	Operation in distributed generation and energy solutions.

4.	Extension of the maturity of Cemig GT’s 7th Issue of Commercial Promissory Notes, with guarantee by Cemig.

5.	General Meeting of Debenture Holders of Cemig GT’s 7th Debenture Issue.

6.	Extension of the maturity of debt of Cemig D, with guarantee by Cemig.

7.	Convocation of an Extraordinary General Meeting of Stockholders, to deal with election of members of the Board of Directors due to resignations.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MATERIAL ANNOUNCEMENT DATED NOVEMBER 13, 2017: NON-BINDING OFFERS FOR LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Non-binding offers for Light

In continuation of the reports in its Material Announcements published on August 28 and October 2, 2017, and as per CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid) – hereby informs the market, the Brazilian Securities Commission (‘CVM’) and the São Paulo Stock Exchange (‘B3’) as follows:

Cemig has received non-binding proposals related to its process of disinvestment, as a result of the first phase of access to the documents and information contained in the Data Room made available to potential investors in relation to the Light group.

Cemig is analyzing these proposals for possible selection for inclusion in the next phase.

If a selection is made, conclusion of the disinvestment process will also be subject to: a phase of due diligence, including technical visits; submission of binding proposals; negotiations; final approvals for signature of definitive agreements for the transaction referred to; and approvals of conditions precedent that are usual in this type of transaction.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, November 13, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MATERIAL ANNOUNCEMENT DATED NOVEMBER 13, 2017: RENOVA: BINDING PROPOSAL FOR CAPITALIZATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: binding proposal for capitalization

As part of the Disinvestment Program published by Cemig on June 1, and updated July 7, 2017; in continuation of Cemig’s reporting to the public in Material Announcements of July 7, September 15 and October 17, 2017, and in compliance with CVM Instruction 358 of January 3, 2002 as amended,

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On November 11, 2013, Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ Renova Energia S.A. (RNEW11) (‘Renova’), as per CVM Instruction 358/2002 as amended, and with reference to:

(i)	its Market Notice published on July 4, on receipt of a non-binding offer from Brookfield Energia Renovável (‘Brookfield’) for capitalization of Renova;

(ii)	its Material Announcement of July 17, when Renova granted exclusivity to Brookfield for due diligence and negotiation of documents for a primary subscription of capital in Renova;

(iii)	the Material Announcement of September 15, 2017, when Renova extended this exclusivity by 30 days; and

(iv)	the Material Announcement of October 17, when the exclusivity period ended,

– now reports as follows:

Yesterday (November 12, 2017), after the close of the market, Renova received a binding proposal for primary investment of R$ 1.4 billion in Renova, at a price of R$ 6 per unit.

Continued >

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The offer further includes an earn-out of up to R$ 1.00 (one Real) per unit, for any amount that Renova receives in the future as adjustment to the sale price of the Alto Sertão II Wind Power Complex.

The proposal also specifies conditions precedent that are usual in this type of transaction.

In the event of acceptance, Brookfield will be given a period of exclusivity of 60 days, able to be extended for 30 days, to finalize the documents of the transaction. The transaction will then be subject to consideration and approval by the governance bodies of Renova and its controlling stockholders.

Renova reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation.”

Belo Horizonte, November 13, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer,

Cemig

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. PUBLICATION OF RESULTS DATED NOVEMBER 15, 2017: EARNINGS RELEASE – 3Q 2017

PUBLICATION OF RESULTS

CEMIG REPORTS

EBITDA OF R$ 101 MILLION

IN 3Q17

Main impacts in 3Q17:

◾	Expense on acceptance of the Minas Gerais State Tax Regularization Plan – for ICMS tax claims totaling R$ 588 million.

◾	Positive effect, of R$ 277 million, from recalculation of amounts related to the Advance against Future Capital Increase (AFAC).

◾	Provision for losses on investments: R$ 112 million.

◾	Equity method result: loss of R$ 81 million.

Indicators (GWh)	3Q17	3Q16	Change%
Electricity sold (excluding CCEE)	14,046	13,841	1.48

Indicators – R$ ’000	3Q17	3Q16	Change%
Sales on CCEE	111,330	87,198	27.67
Net debt	12,770,079	13,138,920	(2.81)
Gross revenue	8,316,895	7,405,476	12.31
Net revenue	5,135,822	4,895,606	4.91
Ebitda (IFRS)	100,569	1,193,928	(91.58)
Net profit in the quarter	(83,666)	433,502	—
Earnings per share – R$	-0.06	0.34	—
Ebitda margin, %	1.97%	24.39%	(22.42	)p.p.

Conference call

Publication of 3Q17 results

Video webcast and conference call

November 16, 2017 (Wednesday), at 2 p.m. Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: a CEMIG Português (Available from November 16-30, 2017)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax:    +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Adézio de Almeida Lima

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Our shares – in 3Q17

Security	Ticker	Currency	Close of September 30, 2017	Close of 2016	Change in the period %
Cemig PN	CMIG4	R$	7.74	7.28	6.32%
Cemig ON	CMIG3	R$	7.82	7.70	1.52%
ADR PN	CIG	US$	2.48	2.22	11.79%
ADR ON	CIG.C	US$	2.43	2.53	–3.99%
Ibovespa	Ibovespa	—	74,294	60,227	23.36%
IEEX	IEEX	—	41,306	36,108	14.40%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 12.94 billion in the first nine months of 2017, a daily average of R$ 69.19 million.    Adding the volume traded in its common (ON) and preferred (PN) shares, Cemig was the company with the highest stock trading liquidity in the Brazilian electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in first nine months of 2017 was US$ 2.46 billion: we see this as reflecting recognition by the investor market – and as maintaining Cemig’s undeniable status as a global investment option.

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BB–(bra)	Negative	BB–(bra)	Negative	BB–(bra)	Negative
S&P	brBBB–	Stable	brBBB–	Stable	brBBB–	Stable
Moody’s	B2.br	Negative	B2.br	Negative	B2.br	Negative

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B-	Negative	B-	Negative	B-	Negative
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B3	Negative	B3	Negative	B3	Negative

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization of Brazilian accounting standards to IFRS (International Financial Reporting Standards). In thousands of Reais (R$ ’000)

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	3Q17	3Q16	Change%
REVENUE	5,135,822	4,895,606	4.91
OPERATING COSTS
Personnel	(358,505)	(373,986)	(4.14)
Employees’ and managers’ profit shares	(886)	(24,217)	(96.34)
Post-retirement obligations	(101,589)	(89,306)	13.75
Materials	(16,185)	(17,057)	(5.11)
Outsourced services	(233,805)	(201,023)	16.31
Electricity purchased for resale	(2,942,974)	(2,170,348)	35.60
Depreciation and amortization	(205,983)	(202,480)	1.73
Operating provisions	(188,875)	19,375	—
Charges for use of the national grid	(387,078)	(215,504)	79.62
Gas bought for resale	(304,698)	(196,494)	55.07
Infrastructure construction costs	(295,720)	(334,122)	(11.49)
Other operating expenses, net	(124,140)	(132,214)	(6.11)

TOTAL COST	(5,160,438)	(3,937,376)	31.06
Equity method gains in non-consolidated investees	(80,798)	33,218	(343.24)
Operational profit before Financial income (expenses) and taxes	(105,414)	991,448	(110.63)
Financial revenues	201,164	231,256	(13.01)
Financial expenses	(188,750)	(654,168)	(71.15)

Pre-tax profit	(93,000)	568,536	(116.36)
Current and deferred income tax and Social Contribution tax	9,334	(135,034)	—

NET PROFIT FOR THE PERIOD	(83,666)	433,502	—

Interest of the controlling shareholders	(83,828)	433,397
Interest of non-controlling stockholder	162	105

NET PROFIT FOR THE PERIOD	(83,666)	433,502

Non Recorring
ICMS – Tax Credits Regularization Plan	387,832	—	—
Monetary updating – AFAC	(183,297)	—	—
Generation indemnity revenue	(171,281)		—

	(50,412)	433,502	—

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries:

Horizontes Energia,	Termelétrica Ipatinga (up to January 2016),
Sá Carvalho,	Termelétrica de Barreiro,	Cemig PCH,
Rosal Energia,	Cemig Geração Camargos,	Cemig Geração Itutinga,
Cemig Geração Salto Grande,	Cemig Geração Três Marias,	Cemig Geração Leste,
Cemig Geração Oeste and	Cemig Geração Sul.

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

In 3Q17 the Cemig group sold total volume of 14,046,051 GWh, or 1.48% more than in 3Q16.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,609,657 MWh, or 1.99% less than in 3Q16.

Sales to distributors, traders, other generating companies and independent power producers in 3Q17 totaled 3,427,498 MWh – or 14.00% more than in 3Q16.

In September 2017 the Cemig group invoiced 8,326,081 clients – a growth of 1.2% in the consumer base since the end of September 2016. Of these, 8,325,699 are final consumers, and/or represent Cemig’s own consumption; and 382 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of sales of the Cemig group by type of consumer:

Total consumption of electricity (GWh)

Consolidated	MWh		Change,%	Average price 3Q17 R$ ’000	Average price 3Q16 R$ ’000
	3Q17	3Q16
Residential	2,456,908	2,389,353	2.83	764,49	778.08
Industrial	4,458,794	5,031,850	(11.39)	271,45	274.17
Commercial, Services and Others	1,776,377	1,522,936	16.64	553,00	647.15
Rural	1,016,897	1,015,555	0.13	417,31	388.46
Public authorities	207,967	208,314	(0.17)	579,90	617.59
Public lighting	354,299	338,892	4.55	374,52	380.70
Public services	338,415	318,605	6.22	426,07	427.07

Subtotal	10,609,657	10,825,505	(1.99)	461,17	463.03
Own consumption	8,896	8,528	4.32	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	3,427,498	3,006,675	14.00	117,02	225.28

Total	14,046,051	13,840,708	1.48	414,04	418.16

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D, and electricity transported for Free Clients and distributors with access to Cemig D’s networks, totaled 10,826 GWh in 3Q17, or 0.27% more than in 3Q16.

There are two components of this reduction: consumption by the captive market 2.1% lower YoY, and use of the network by Free Clients 3.7% higher YoY.

In September 2017 the Cemig D invoiced 8,323,807 clients – a growth of 1.2% in the consumer base since the end of September 2016.

Cemig D	Number of clients		Change,%
	Sep. 30, 2017	Sep. 30, 2016
Residential	6,752,343	6,663,027	1.34
Industrial	73,811	74,768	–1.28
Commercial, Services and Others	715,539	717,977	–0.34
Rural	699,410	689,765	1.40
Public authorities	63,871	64,141	–0.42
Public lighting	5,994	5,250	14.17
Public services	12,839	12,263	4.70

Total	8,323,807	8,227,191	1.17

Comments on the various consumer categories:

Residential

Consumption by captive residential users of Cemig D in 3Q17, at 2,456,908 MWh, was 2.83% more than in 3Q16. The higher residential consumption can be seen as reflecting: the addition of 89,316 new consumer units; higher temperatures in 3Q17, causing more use of air conditioners and ventilators in homes; and economic indicators of income and employment showing signs of recovery.

Industrial

Electricity used by captive industrial clients of Cemig D totaled 649,318 MWh in 3Q17 – a reduction of 17.91% when compared to 3Q16.

This lower consumption mainly reflects migration of captive consumers to the Free Market – which was also responsible for part of the increase in the total volume of power distributed.

Cemig D transported a total of 4,585,830 MWh for Free Clients in 3Q17.

Commercial

Total consumption by the captive clients of Cemig D in the commercial category totaled 1,207,847 MWh, or 7.32% less than in 3Q16, mainly because of the adverse conditions of the economy, with lower disposable family incomes and lower economic activity in the other private and public sectors of the economy.

Cemig D transported a total of 239,256 MWh for industrial Free Clients in 3Q17. The 59.30% positive YoY comparison of volume transported for Free Clients mainly reflects incorporation of new facilities supplied with power from incentive-bearing sources.

Physical totals of transport and distribution – MWh

Item	MWh		Change %
	3Q17	3Q16
Total energy carried	12,557,710	12,605,734	(0.22)
Electricity transported for distributors	87,016	95,111	(8.51)
Electricity transported for Free Clients	4,564,373	4,394,256	3.87
Own load	7,926,321	8,116,367	(2.34)
Consumption by captive market	6,231,650	6,364,941	(2.09)
Losses in distribution network	1,694,671	1,751,426	(3.24)

The electricity market of Cemig GT

Cemig GT billed a total of 7,399,204 MWh in 2016, 1.62% more than in 3Q16.

The number of clients billed by Cemig GT was 28.8% higher than in September 2016, totaling 1,203. Of these: 1,137 were industrial, commercial and rural clients; 47 were distribution companies; and 20 were companies in the category of traders, generators and independent power producers. From the end of September 2016 to the end of September 2017 Cemig GT added 102 new industrial clients, 1 rural client and 174 clients in the Commercial and Services category.

Free Clients in the industrial, commercial and rural categories consumed 3,951,230 MWh in 3Q17, or 7.1% less than in 3Q16.

This lower amount reflects consumption by industrial clients 16.1% lower year-on-year, due to: some industrial clients terminating contracts with Cemig GT and signing new contracts with Cemig subsidiary companies; and low consumption of industrial clients due to the economic context in Brazil.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 2,856,740 MWh in 3Q17, 17.1% less than in 3Q16.

Cemig GT	MWh		Change,%
	3Q17	3Q16
Free Clients	3,951,230	4,252,326	–7.1
Industrial	3,389,444	4,039,479	–16.1
Commercial	561,786	212,847	163.9
Free Market – Free contracts	2,856,740	2,427,309	17.7
Regulated Market	557,940	566,118	–1.4
Regulated Market – Cemig D	33,293	35,441	–6.1

Total	7,399,204	7,281,194	1.6
Cemig GT SPCs – Free Clients	258,863	—	—

Total	7,658,067	7,281,194	5.2

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2016.

Total SAIDI (System Average Interruption Duration Index) – hours/consumer/month

SAIDI components, 2016 and 2017 – hours/consumer/month

Total SAIFI (System Average Interruption Feqency Index) – outages/consumer/month

SAIDI components, 2016 and 2017 – outages/consumer/month

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 3Q17 was R$ 5,815,621, or 0.48% higher than in 3Q16 (R$ 5,787,568).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 3Q17 was R$ 4,892,843, or 2.39% less than in 3Q16 (R$ 5,012,483).

The main factors in this revenue were:

◾	The Annual Tariff Adjustment for Cemig D, with average (upward) effect on consumer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

◾	The Annual Tariff Adjustment for Cemig D, with an average negative effect on consumer tariffs of 10.66%, effective from May 28, 2017.

◾	Volume of electricity sold to final consumers 1.99% lower year-on-year.

	R$ ’000		Change %	Average price 3Q17 R$	Average price 3Q16 R$	Change %
	3Q17	3Q16
Residential	1,878,293	1,859,109	1.03	764,49	778,08	(1.75)
Industrial	1,210,358	1,379,561	(12.26)	271,45	274,17	(0.99)
Commercial, Services and Others	982,345	985,574	(0.33)	553,00	647,15	(14.55)
Rural	424,366	394,504	7.57	417,31	388,46	7.43
Public authorities	120,600	128,652	(6.26)	579,90	617,59	(6.10)
Public lighting	132,691	129,015	2.85	374,52	380,70	(1.62)
Public services	144,190	136,068	5.97	426,07	427,07	(0.23)

Subtotal	4,892,843	5,012,483	(2.39)	461,17	463,03	(0.40)
Supply not yet invoiced, net	(10,305)	13,261	—	—	—	—

	4,882,538	5,025,744	(2.85)	459,81	463,88	(0.88)
Wholesale supply to other concession holders (*)	401,091	677,340	(40.78)	117,02	225,28	(48.05)
Wholesale supply not yet invoiced, net	531,992	84,484	529.70	—	—	—

Total	5,815,621	5,787,568	0.48	414,04	418,16	(0.98)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of electricity sold. In 3Q17 it totaled R$ 330,147, compared to R$ 511,552 in 3Q16 – a year-on-year reduction of 35.46%.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance is the amount that will be passed through to the Company, or reimbursed to the consumer through Cemig D’s next subsequent tariff adjustments.    In 3Q17 amounts totaling R$ 480,112 to be passed through to the Company in the next tariff adjustment were recognized, compared to a negative balance (i.e. to be reimbursed) of R$ 273,498 arising in 3Q16.

This variation is mainly due to the higher costs of electricity in 3Q17, producing a larger difference between the amounts spent and the costs recognized in the tariff. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

Financial components R$’000	Sep. 30, 3017		Dec. 31, 2016
	Ratified by Aneel at last tariff adjustment	To be ratified by Aneel in	Total	Ratified by Aneel at last tariff adjustment	To be ratified by Aneel in coming tariff adjustments	Total
Items of ‘Portion A’
Quota payable to CDE	(245,409)	(87,471)	(332,880)	202,801	(244,840)	(42,039)
Tariff for Use of National Grid	13,963	(10,784)	3,179	1,923	8,103	10,026
Tariff for transmission from Itaipu	3,560	(3,070)	490	5,254	3,926	9,180
Proinfa – Incentive Program for Alternative Sources	(8,178)	—	(8,178)	13,080	4,247	17,327
System Service Charge (ESS)	(64,501)	(438,468)	(502,969)	(54,989)	(189,063)	(244,052)
Power bought for resale (1)	(138,684)	671,226	532,542	422,852	(78,922)	343,930
‘Other Financial Components’
Overcontracting of supply	13,372	(49,569)	(36,197)	(104,671)	(55,834)	(160,505)
Neutrality of Portion A	(48,929)	70,089	21,160	78,254	(76,367)	1,887
Other financial items	(178,920)	—	(178,920)	(166,779)	(162,614)	(329,393)
‘Flag’ Tariff funds (2)		(80,986)	(80,986)	—	(13,611)	(13,611)
Excess demand and Reactive power (3)	—	(21,202)	(21,202)	—	—	—

TOTAL	(653,726)	49,765	(603,961)	397,725	(804,975)	(407,250)

(1)	Due to unfavorable hydrological conditions since July 2017, there has been less hydroelectric generation and as a result more dispatching of thermal plants, increasing the spot price (PLD), and affecting the level of reduction of the physical power offtake guarantee of the hydroelectric plants. For the distributors, this results in higher costs of CCEAR contracts, with thermal plants, and higher hydrological risk costs for the Itaipu plant, for those that trade power supply under Physical Guarantee Quotas, and for those that sold CCEARs and renegotiated the Hydrological Risk. In view of these factors, the difference from the cost taken into account in setting the tariff if greater, resulting in an increase in the deferred asset related to purchase of power supply on September 30, 2017.
(2)	Billing arising from the Flag Tariff System not yet homologated by Aneel.
(3)	In accordance with the rules of Proret 2.1A, from this point onward amounts of excess of demand and excess of reactive power were appropriated to sector financial liabilities, and will be amortized only at the time of homologation of the 5th periodic tariff review cycle.

Transmission indemnity revenue

Transmission indemnity revenue in 3Q17 was R$ 25,894, compared to R$ 99,742 in 3Q16.

In 2Q16, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, and this had a significant impact on the revenue reported.

On April 10, 2017, an interim court remedy was granted to the Brazilian Large-scale Free Consumers Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the electricity sector who accepted the terms of Law 12783/2013.

The preventive remedy was partial, with effects related to suspension of the inclusion in the consumer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration on capital included since the date of extension of the concessions.

Cemig GT has the expectation of realization in full of the credits receivable in relation to the transmission indemnity, and has calculated the following amounts as indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050

Updating in accordance with MME Order 120/16 – IPCA index / Cost of capital – Period Jan. 2013 to June 2017.	1,033,780
Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017	149,255
Monetary updating	25,894
Amounts received	(125,204)

Total at September 30, 2017	1,975,775

Normative Resolution 762, of February 21, 2017, set the procedures and criteria to be used in the calculation of the cost of capital to be added to the Permitted Annual Revenue of each transmission concession holder covered by Law 12783/2013, in harmony with Mining and Energy Ministry Order 120/2016. Under this legislation, the Company began to receive this indemnity as from July, 2017.

Generation Indemnity Revenue

In 3Q17 the Company recognized revenue of R$ 259,516 for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17.

On August 3, 2017, the Mining and Energy Ministry published Ministerial Order 291, setting the amounts of indemnity for the São Simão and Miranda Plants.

The Order specifies that the payment shall be made by December 31, 2018, after receipt of the payment of the Concession Grant Fee, for acquisition of the concession, resulting from the competitive tender that was held for the concessions of the plants. The amount of the indemnity will be updated by the IPCA (Amplified Consumer Price) index, up to the date of the signature of the Concession Contract by the party that won the tender for the concession of the Plants, and also by the Selic Reference Rate for Federal securities, as from the date of signature of the Concession Contract up to the date of actual payment of the indemnity.

Cemig GT is holding talks with the Mining and Energy Ministry on the criteria used for the decision on the amounts stated in Ministerial Order 291/17, and also the fact that this Order did not take into consideration the un-amortized balance of the Jaguara Plant in the amount of R$ 169,822, and the balances of investments carried out to the São Simão and Miranda Plants after their coming into operation, in the amounts (before monetary updating) of R$ 3,243 and R$ 22,546, respectively.

The amounts of the Basic Plan of the plants were transferred to the account Indemnity receivable, and subjected to monetary updating, as follows:

Plant	Concession termination date	Net balance of assets based on Historic Cost at September 30, 2017	Net value of assets based on Deemed Cost at September 30, 2017	Net value of the assets of the Basic Plan based on Deemed Cost at September 30, 2017	Adjustment (1)	Amounts in MME Order	Monetary updating	Net balance of the assets of the Basic Plan at Sep. 30, 2017
Miranda	Dec. 2016	750,836	629,368	606,822	177,330	784,152	13,978	798,130
São Simão	Jan. 2015	61,951	206,124	202,744	40,855	243,599	27,353	270,952

		812,787	835,492	809,566	218,185	1,027,751	41,331	1,069,082

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE in 3Q17 was R$ 111,330, compared to R$ 87,198 in 3Q16 – or 27.67% higher YoY. This basically reflects the average spot price (‘PLD’) being 278.14% higher – at R$ 436.19/MWh in 3Q17, compared to R$ 115.35/MWh in the same period of 2016.

Revenue from supply of gas

The Company reported revenue from supply of gas 42.65% higher year-on-year in 3Q17, at R$ 484,491, compared to R$ 339,634 in 3Q16, mainly due to the higher volume of gas sold: 375,870m³ in 3Q17, compared to 238,440m³ in 3Q16.

Market (R$ ’000 m3/day)	2013	2014	2015	2016	Up to September 2017
Residential	0.17	0.72	1.04	3.38	10.35
Commercial	20.38	23.15	22.42	24.68	32.26
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,523.73
Other	106.33	99.64	119.87	120.19	124.77

Total market excluding thermal plants	2,861.83	2,972.75	2,566.11	2,322.01	2,691.11
Thermal	1,214.50	1,223.99	1,309.13	591.52	925.90

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,617.00

There was a recovery of activity in the industrial user category, the largest in Gasmig’s market, with higher consumption by companies in the metallurgy sector.

Supply of gas to the residential market, which began in 2013, totaled 26,836 households invoiced in September 2017 – compared to 14,935 at the end of September 2016.

Sector/Regulatory charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 3Q17 was R$ 3,181,073 – an increase of 26.74% in relation to their total of R$ 2,509,870 in 3Q16.

The Company adhered to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), for settlement of certain items of ICMS (state value added tax). The effect reported in 3Q17 was an expense on ICMS of R$ 587,629 (Cemig D and Cemig GT R$ 557,673 and R$ 29,951 respectively).

The commitment by Cemig D results in a reduction of 90% in interest charged and penalty fines imposed in relation to payment of the tax. This amount is for the base-date September 2017, and will be updated by application of 50% of the Selic rate until the date of payment, which is to be made in six monthly installments. The first of these, of R$ 93 million, was paid on October 31, 2017. This adhesion to the PRCT is related to specific amounts charged by the State for ICMS tax: on the funding the Company receives from the CDE (Energy Development Account) and at an additional rate of ICMS charged on condominiums in the ‘residential’ consumer class.

The commitment by Cemig GT, for an amount of R$ 30 million, which was paid in full on October 31, 2017, resulted in a reduction of 95% in interest and penalty fines charged on termination of deferral in the transfers of electric power from consortia to consortium members.

Consumer charges – the ‘Flag’ Tariff system

There was an increase in the Consumer Charges related to the ‘Flag’ tariff system: The figure for 3Q17 was an amount charged to the consumer of R$ 101,625, compared to a reversal in 3Q16, of R$ 429. This variation is due to the change in the tariff ‘Flag’ – it was ‘yellow’ in July, and ‘red’ in August, 2017, which compares to ‘green’ in 3Q16 – indicating implies a larger incoming amount in 3Q17.

The ‘Flag’ Tariff component – history
Jul. 2017	Aug. 2017	Sep. 2017
Yellow	Red	Yellow
Jul. 2016	Aug. 2016	Sep. 2016
Green	Green	Green

Operational costs and expenses

Operational costs and expenses totaled R$ 5,160,438 in 3Q17, or 31.06% more than in 3Q16 (R$ 3,937,376).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 3Q17 was R$ 2,942,974, or 35.60% more than in 3Q16 (R$ 2,170,348). The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 3Q17 was R$ 1,662,921, or 22.09% more than in 3Q16 (R$ 1,362,092).

This mainly reflects higher expenses on purchase of supply in the spot market, totaling R$ 336,398 in 3Q17, compared to R$ 191,655 in 3Q16, in turn reflecting the higher cost of supply in the wholesale market in 2017 as a result of the low level of the reservoirs, and lower output of supply by the hydroelectric plants. The result was a higher volume of operation of the thermal plants, for which the increase in expenditure was financed principally by the electricity distributors, which is a feature of the present regulatory model in Brazil.

Also, expense on purchase of electricity at auctions was higher: at R$ 835,259 in 3Q17, compared to R$ 672,294 in 3Q16 – reflecting new power purchase agreements made in the regulated market in 2017.

Cemig GT:

The expense on electricity bought for resale in 3Q17 was R$ 1,275,814, or 54.91% more than in 3Q16 (R$ 823,584). This reflects an average price per MWh 15.84% higher in 3Q17 (R$ 186.60 in 2017, vs. R$ 161.39 in 2016), and also a volume of electricity purchased in 3Q17 (at 6,823,933 MWh) 33.72% higher than in 3Q16 (5,103,045 MWh).

Operating provisions

Operational provisions were R$ 188,875 in 3Q17, compared to a reversal of provisions totaling R$ 19,375 in 3Q16. The main factors are:

◾	Reversal of provision on the investment options related to RME and LEPSA, in the total amount of R$ 166,767, in 3Q16, which compares with provisions of R$ 85,306 made in 3Q17.

◾	Lower provisions for doubtful receivables: R$ 50,458 in 3Q17, compared to R$ 108,349 in 3Q16 – mainly reflecting lower default.

Consolidated	Balance at 09/30/2017	Balance at 09/30/2016
Put option of RME and LEPSA—Light	1,242,818	1,149,881
Put option SAAG	264,138	196,173
Put option – Ativas e Sonda	(4,483)	(4,586)

	1,502,473	1,341,468

Default

With the effects of the Brazilian macroeconomic context of reduction in economic activity, bringing unemployment and inflation, the adverse hydrological situation, and the increase in tariffs, which had been held down, Cemig has experienced higher than average growth in the total debt owed by clients.

To combat a record level of default, in 2017 Cemig has redoubled its efforts to receive payment from customers in arrears with their electricity bills. An additional budget has been approved and is being used this year in the attempt to recover the previous losses of revenue. Some results have already been achieved. Since December 2016 there has been no significant increase in the default percentages, showing that this situation is being brought under control. We expect to see a more consistent decline in the percentages from now on.

The average level of default increased by 3.36% from September 2016 to September 2017; but the percentage has fallen by 1.60% since September 2017.

The Company uses various tools of communication and collection to prevent increase in default. Measures used include contact by telephone, email, collection requests by text and by letter, negative references for defaulting clients, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

As well as these various collection tools, in 2017 Cemig launched a campaign offering special conditions for negotiation and re-negotiation for low-voltage consumers, hospitals and public authorities.

The Company is confident that with more intense collection and disconnection the levels of default will be reduced in 2017.

Personnel

The expense on personnel in 3Q17 was R$ 358,505, or 4.14% lower than in 3Q16 (R$ 373,986).

Gas bought for resale

In 3Q17 the Company recorded an expense of R$ 304,698 on acquisition of gas, 55.07% higher than its comparable expense of R$ 196,494 in 3Q16. This basically reflects the higher volume of gas acquired (385,487m³ in 3Q17 compared to 234,926m³ in 3Q16).

Equity method gains in non-consolidated investees

In 3Q17 Cemig posted a net equity method loss of R$ 80,798, which compares with a net gain of R$ 33,218 in 3Q16. This principally arises from: the losses by the equity method on Renova and the Santo Antônio and Belo Monte plants.

Consolidated – R$ ’000	Gain (loss) by equity method 3Q17	Gain (loss) by equity method 3Q16
Companhia Transleste de Transmissão	1,444	1,370
Companhia Transudeste de Transmissão	1,051	1,033
Companhia Transirapé de Transmissão	1,256	1,385
Transchile	—	384
Companhia de Transmissão Centroeste de Minas	1,296	1,289
Light	34,417	(21,326)
Axxiom Soluções Tecnológicas	(2,093)	(1,629)
Lepsa	4,742	—
RME	4,719	—
Hidrelétrica Cachoeirão	2,554	2,604
Guanhães Energia	44	(2,478)
Hidrelétrica Pipoca	512	1,330
Madeira Energia (Santo Antônio Plant)	(35,920)	(19,577)
FIP Melbourne (Santo Antônio Plant)	(30,692)	(17,406)
Lightger	(1,250)	447
Baguari Energia	1,358	8,922
Central Eólica Praias de Parajuru	(168)	556
Central Eólica Volta do Rio	(1,385)	(316)
Central Eólica Praias de Morgado	(1,161)	(595)
Amazônia Energia (Belo Monte Plant)	(13,159)	(295)
Ativas Data Center	(459)	(10,140)
Parati	—	(6,171)
Taesa	45,006	90,873
Renova	(86,601)	(26,179)
Itaocara	(581)	—
Aliança Geração	934	21,371
Aliança Norte (Belo Monte Plant)	(8,680)	6,115
Retiro Baixo	2,018	1,651

Total	(80,798)	33,218

Financial revenue and expenses

Cemig reported net financial revenues in 3Q17 of R$ 12,414, which compares with net financial expenses of R$ 422,912 in 3Q16. The main factors are:

◾	A negative balance of R$ 12,006 in monetary updating of the CVA balances in 3Q17, compared to a gain of R$ 19,403 in 3Q16. The positive and negative balances of CVA are updated by the Selic rate. This difference arises from a net payable amount of CVA on September 30, 2017. In 3Q16 the corresponding amount was a credit.

◾	Income from cash investments was R$ 38,718 lower, due mainly to a lower volume of cash invested.

◾	The financial expense on monetary updating of loans and financings was R$ 41,277 lower, due to the lower total effect of the IPCA inflation index (indexor for the debt) in the quarter – 0.59% in 3Q17, compared to 1.04% in 3Q16.

◾	Costs of loans and financing was 34.39% lower, at R$ 344,297 in 3Q17, compared to R$ 524,775 in 3Q16, due to the lower CDI rate (principal indexor of the debt) over the period – of 2.29% in 3Q17, compared to 3.47% in 3Q16.

◾	Reversal of the monetary updating item of R$ 239,445 applied by the Minas Gerais state government for its Advance against future capital increase (AFAC). On October 25, 2017, Cemig and the Financial Department of Minas Gerais State signed a Debt Recognition Undertaking, under which the State undertook to return to the company the total amount deposited, with monetary updating by the IGP-M inflation index. As a result of the new situation the probability of loss was re-assessed to ‘remote’, due to there no longer being any expectation of future disbursement of cash to settle this obligation, which had until then been provisioned. The Debt Recognition Undertaking signed between the parties specifies that the State will return the amount of R$ 277,723, of which R$ 239,445 refers to the original amount of the deposit, and R$ 38,278 relates to its monetary updating to September 30, 2017. This amount will be returned to the Company by the State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first such payment to become due on November 10, 2017. Additionally, Clause 3 of the Undertaking states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

EBITDA

Cemig’s consolidated Ebitda in 3Q17 was 91.58% below its Ebitda of 3Q16:

EBITDA – R$ ’000	3Q17	3Q16	Change,%
Net profit (loss) for the period	(83,666)	433,502	—
+ Income tax and Social Contribution tax	(9,334)	135,034	—
+ Net financial revenue (expenses)	(12,414)	422,912	(37.69)
+ Depreciation and amortization	205,983	202,480	1.73

= EBITDA	100,569	1,193,928	(91.58)

DEBT

The Company’s consolidated total debt on September 31, 2017 was R$ 14,055,575, or 7.40% less than at December 31, 2016.

RESULTS SEPARATED BY BUSINESS SEGMENT

INFORMAÇÕES POR SEGMENTO EM 30 DE SETEMBRO DE 2017
DESCRIÇÃO	ENERGIA ELÉTRICA
	GERAÇÃO	TRANSMISSÃO	DISTRIBUIÇÃO	TELECOMUNICAÇÕES	GÁS	OUTRAS	ELIMINAÇÕES	TOTAL
ATIVOS DO SEGMENTO	13.868.749	4.147.643	18.430.584	334.918	2.049.736	3.369.322	(368.877)	41.832.075
INVESTIMENTOS EM COLIGADAS E CONTROLADAS EM CONJUNTO	4.565.559	1.671.072	1.748.994	—	—	634.501	—	8.620.126
ADIÇÕES AO SEGMENTO	249.826	—	705.295	34.738	40.097	—	—	1.029.956
ADIÇÕES AO ATIVO FINANCEIRO	—	160.481	—	—	—	—	—	160.481
RECEITA LÍQUIDA	5.307.670	547.179	8.281.712	88.389	1.061.564	83.160	(215.893)	15.153.781
CUSTOS COM ENERGIA ELÉTRICA E GÁS
Energia Elétrica Comprada para Revenda	(3.021.466)	—	(4.717.386)	—	—	(9)	53.469	(7.685.392)
Encargos de Uso da Rede Básica de Transmissão	(261.295)	(262)	(661.101)	—	—	—	131.319	(791.339)
Gás Comprado para Revenda	—	—	—	—	(789.861)	—	—	(789.861)

Total dos Custos Operacionais	(3.282.761)	(262)	(5.378.487)	—	(789.861)	(9)	184.788	(9.266.592)
CUSTOS E DESPESAS OPERACIONAIS
Pessoal	(218.933)	(84.022)	(877.192)	(14.559)	(36.286)	(44.675)	—	(1.275.667)
Participação dos Empregados e Administradores no Resultado	(4.182)	(1.871)	(18.131)	(380)	—	(1.213)	—	(25.777)
Obrigações Pós-Emprego	(42.539)	(19.850)	(201.745)	—	—	(29.483)	—	(293.617)
Materiais	(7.468)	(2.110)	(32.089)	(107)	(1.434)	(111)	13	(43.306)
Serviços de Terceiros	(97.890)	(21.278)	(550.614)	(20.624)	(12.231)	(7.278)	29.346	(680.569)
Depreciação e Amortização	(136.400)	—	(400.754)	(25.974)	(41.836)	(11.819)	—	(616.783)
Provisões (Reversões) Operacionais	(97.543)	(9.148)	(347.608)	(456)	—	(104.038)	—	(558.793)
Custos de Construção	—	(11.226)	(705.296)	—	(20.232)	—	—	(736.754)
Outras Despesas Operacionais Líquidas	(35.322)	(6.550)	(240.404)	(18.501)	(7.506)	(5.044)	1.746	(311.581)

Total do Custo de Operação	(640.277)	(156.055)	(3.373.833)	(80.601)	(119.525)	(203.661)	31.105	(4.542.847)
CUSTOS E DESPESAS OPERACIONAIS	(3.923.038)	(156.317)	(8.752.320)	(80.601)	(909.386)	(203.670)	215.893	(13.809.439)
RESULTADO OPERACIONAL ANTES DO RESL. DE EQUIV. PATRIM. E FINANCEIRO	1.384.632	390.862	(470.608)	7.788	152.178	(120.510)	—	1.344.342
Resultado de Equivalência Patrimonial	151.126	—	—	(1.951)	—	(169.855)	—	(20.680)
Receitas Financeiras	126.202	5.013	302.727	2.149	24.240	89.734	—	550.065
Despesas Financeiras	(847.998)	(1.886)	(616.487)	(11.450)	(30.594)	236.464	—	(1.271.951)
RESULTADO ANTES DOS IMPOSTOS	813.962	393.989	(784.368)	(3.464)	145.824	35.833	—	601.776
Imposto de Renda e Contribuição Social	(215.688)	(120.333)	245.677	307	(45.316)	(69.241)	—	(204.594)

RESULTADO	598.274	273.656	(538.691)	(3.157)	100.508	(33.408)	—	397.182

Participação dos acionistas controladores	598.274	273.656	(538.691)	(3.157)	100.076	(33.408)	—	396.750
Participação de acionista não controlador	—	—	—	—	432	—	—	432

	598.274	273.656	(538.691)	(3.157)	100.508	(33.408)	—	397.182

Appendices

Generation plants – September 30, 2017

Plant	Company	Type	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit Cemig (MW)*	Assured Energy Cemig (average MW)*	Year Concession or Authorization Expires
Emborcação	CEMIG GT	Hydroelectric	100,00%	1.192,00	497,00	1.192,00	497,00	7/23/2025
Nova Ponte	CEMIG GT	Hydroelectric	100,00%	510,00	276,00	510,00	276,00	7/23/2025
Irapé	CEMIG GT	Hydroelectric	100,00%	399,00	210,70	399,00	210,70	2/28/2035
Queimado	CEMIG GT	Hydroelectric	82,50%	105,00	58,00	86,63	47,85	1/2/2033
Volta do Rio	CEMIG GT	Wind Farm	49,00%	42,00	18,41	20,58	9,02	12/26/2031
Praias de Parajuru	CEMIG GT	Wind Farm	49,00%	28,80	8,39	14,11	4,11	9/24/2032
Praia do Morgado	CEMIG GT	Wind Farm	49,00%	28,80	13,20	14,11	6,47	12/26/2031
Paracambi (Cemig)	CEMIG GT	SHP	49,00%	25,00	19,53	12,25	9,57	2/19/2031
Rio de Pedras	CEMIG GT	SHP	100,00%	9,28	2,15	9,28	2,15	9/19/2024
Poço Fundo	CEMIG GT	SHP	100,00%	9,16	5,79	9,16	5,79	8/19/2025
São Bernardo	CEMIG GT	SHP	100,00%	6,82	3,42	6,82	3,42	8/19/2025
Paraúna	CEMIG GT	SHP	100,00%	4,28	1,90	4,28	1,90	—
Salto Morais	CEMIG GT	SHP	100,00%	2,39	0,60	2,39	0,60	7/1/2020
Sumidouro	CEMIG GT	SHP	100,00%	2,12	0,53	2,12	0,53	7/8/2015
Anil	CEMIG GT	SHP	100,00%	2,08	1,10	2,08	1,10	7/8/2015
Xicão	CEMIG GT	SHP	100,00%	1,81	0,61	1,81	0,61	8/19/2025
Luiz Dias	CEMIG GT	SHP	100,00%	1,62	0,61	1,62	0,61	8/19/2025
Central Mineirão	CEMIG GT	SHP	100,00%	1,42	—	1,42	—	—
Santa Marta	CEMIG GT	SHP	100,00%	1,00	0,58	1,00	0,58	7/8/2015
Pissarrão	CEMIG GT	SHP	100,00%	0,80	0,55	0,80	0,55	11/19/2004
Jacutinga	CEMIG GT	SHP	100,00%	0,72	0,57	0,72	0,57	—
Santa Luzia	CEMIG GT	SHP	100,00%	0,70	0,23	0,70	0,23	2/25/2026
Lages *	CEMIG GT	SHP	100,00%	0,68	0,54	0,68	0,54	6/24/2010
Bom Jesus do Galho	CEMIG GT	SHP	100,00%	0,36	0,13	0,36	0,13	—
Pandeiros	CEMIG GT	SHP	100,00%	4,20	0,47	4,20	0,47	9/22/2021
Poquim	CEMIG GT	SHP	100,00%	1,41	0,58	1,41	0,58	7/8/2015
Igarapé	CEMIG GT	Thermal	100,00%	131,00	71,30	131,00	71,30	8/13/2024
Três Marias	CEMIG G. TRÊS MARIAS	Hydroelectric	100,00%	396,00	239,00	396,00	239,00	1/4/2046
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100,00%	102,00	75,00	102,00	75,00	1/4/2046
Camargos	CEMIG G. CAMARGOS	Hydroelectric	100,00%	46,00	21,00	46,00	21,00	1/4/2046
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100,00%	52,00	28,00	52,00	28,00	1/4/2046
Peti	CEMIG G. LESTE	SHP	100,00%	9,40	6,18	9,40	6,18	1/4/2046
Tronqueiras	CEMIG G. LESTE	SHP	100,00%	8,50	3,39	8,50	3,39	1/4/2046
Ervália	CEMIG G. LESTE	SHP	100,00%	6,97	4,66	6,97	4,66	1/4/2046
Neblina	CEMIG G. LESTE	SHP	100,00%	6,47	0,35	6,47	0,35	1/4/2046
Dona Rita	CEMIG G. LESTE	SHP	100,00%	2,40	1,03	2,40	1,03	1/4/2046
Sinceridade	CEMIG G. LESTE	SHP	100,00%	1,42	3,59	1,42	3,59	1/4/2046
Gafanhoto	CEMIG G. OESTE	SHP	100,00%	14,00	6,68	14,00	6,68	1/4/2046
Martins	CEMIG G. OESTE	SHP	100,00%	7,70	1,84	7,70	1,84	1/4/2046
Cajuru	CEMIG G. OESTE	SHP	100,00%	7,20	2,69	7,20	2,69	1/4/2046
Piau	CEMIG G. SUL	SHP	100,00%	18,01	13,53	18,01	13,53	1/4/2046
Joasal	CEMIG G. SUL	SHP	100,00%	8,40	5,20	8,40	5,20	1/4/2046
Cel. Domiciano	CEMIG G. SUL	SHP	100,00%	5,04	3,03	5,04	3,03	1/4/2046
Paciência	CEMIG G. SUL	SHP	100,00%	4,08	2,36	4,08	2,36	1/4/2046
Marmelos	CEMIG G. SUL	SHP	100,00%	4,00	2,74	4,00	2,74	1/4/2046
Rosal	Rosal Energia S.A	Hydroelectric	100,00%	55,00	30,00	55,00	30,00	5/8/2032
Sá Carvalho	Sá Carvalho S.A	Hydroelectric	100,00%	78,00	58,00	78,00	58,00	12/1/2024
Salto Voltão	Horizontes Energia S.A	SHP	100,00%	8,20	7,36	8,20	7,36	10/4/2030
Salto do Passo Velho	Horizontes Energia S.A	SHP	100,00%	1,80	1,64	1,80	1,64	10/4/2030
Machado Mineiro	Horizontes Energia S.A	SHP	100,00%	1,72	1,14	1,72	1,14	7/8/2025
Salto do Paraopeba	Horizontes Energia S.A	SHP	100,00%	2,46	—	2,46	—	10/4/2030
Aimorés	ALIANÇA	Hydroelectric	45,00%	330,00	172,00	148,50	77,40	12/20/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	Hydroelectric	39,32%	240,00	155,00	94,36	60,94	8/29/2036
Amador Aguiar II (Capim Branco II)	ALIANÇA	Hydroelectric	39,32%	210,00	131,00	82,56	51,50	8/29/2036
Igarapava	ALIANÇA	Hydroelectric	23,69%	210,00	136,00	49,75	32,22	12/30/2028
Funil	ALIANÇA	Hydroelectric	45,00%	180,00	89,00	81,00	40,05	12/20/2035
Porto Estrela	ALIANÇA	Hydroelectric	30,00%	112,00	55,80	33,60	16,74	7/10/2032
Candonga	ALIANÇA	Hydroelectric	22,50%	—	—	—	—	5/25/2035
Baguari	BAGUARI ENERGIA	Hydroelectric	34,00%	140,00	80,20	47,60	27,27	8/15/2041
Pai Joaquim	CEMIG PCH S.A	SHP	100,00%	23,00	13,91	23,00	13,91	4/1/2032
	Light Energia	SHP	43,38%	855,14	637,00	370,92	276,30	1/0/1900
Paracambi (Light)	Lightger	SHP	22,12%	25,00	19,53	5,53	4,32	2/16/2031
Cachoeirão	Hidrelétrica Cachoeirão	SHP	49,00%	27,00	16,37	13,23	8,02	7/25/2030
Pipoca	Hidrelétrica Pipoca	SHP	49,00%	20,00	11,90	9,80	5,83	9/10/2031
	Renova Energia	Wind Farm	40,95%	386,10	196,10	158,11	80,31	1/0/1900
	Renova Energia	SHP	40,95%	41,80	24,40	17,12	9,99	1/0/1900
	Brasil PCH	SHP	20,89%	291,00	192,68	60,78	40,24	1/0/1900
Belo Monte	Norte	Hydroelectric	12,77%	3.899,77	3.711,80	497,97	473,97	26/08/2045
Santo Antônio	SAE	Hydroelectric	18,13%	3.568,30	2.424,00	646,90	439,45	6/12/2046
Retiro Baixo	Retiro Baixo Energética S.A.	Hydroelectric	49,90%	82,00	38,50	40,92	19,21	8/25/2041
Total				14.000,33	9.816,49	5.658,96	3.348,46

São Simão	CEMIG GT	Hydroelectric	100,00%	1.710,00	1.281,00	1.710,00	1.281,00	Temporarily
Jaguara	CEMIG GT	Hydroelectric	100,00%	424,00	336,00	424,00	336,00	Temporarily
Miranda	CEMIG GT	Hydroelectric	100,00%	408,00	202,00	408,00	202,00	Temporarily
Volta Grande	CEMIG GT	Hydroelectric	100,00%	380,00	229,00	380,00	229,00	Temporarily

RAP (Permitted Annual Revenue - Transmission ) - 2017/2018 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	687.018.817	100,00%	687.018.817	709.016.589
Cemig Itajuba	21.997.772	100,00%	21.997.772
Transleste	40.803.987	25,00%	5.950.581
Transudeste	25.290.697	24,00%	3.540.698
Transirapé	33.123.484	24,50%	4.733.898
Centroeste	17.399.265	51,00%	8.873.625
Taesa		32,00%	816.937.362
Transleste	40.803.987	5,00%	2.040.199
Transudeste	25.290.697	5,00%	1.264.535
Transirapé	33.123.484	5,00%	1.656.174
ETEO	88.077.706	100,00%	28.184.866
ETAU	24.216.647	52,58%	4.074.891
NOVATRANS	517.164.423	100,00%	165.492.616
TSN	427.855.624	100,00%	136.913.800
GTESA	9.361.375	100,00%	2.995.640
PATESA	25.008.641	100,00%	8.002.765
Munirah	36.484.440	100,00%	11.675.021
Brasnorte	10.062.251	38,66%	1.244.966
São Gotardo	5.203.930	100,00%	1.665.258
Abengoa
NTE	153.424.301	100,00%	49.095.776
STE	81.598.032	100,00%	26.111.370
ATEI	149.036.948	100,00%	47.691.823
ATEII	230.277.807	100,00%	73.688.898
ATEIII	116.301.579	100,00%	37.216.505
TBE
EATE	177.139.821	49,98%	88.538.694
STC	17.592.992	39,99%	7.034.930
Lumitrans	10.651.737	39,99%	4.259.193
ENTE	112.564.897	49,99%	56.270.002
ERTE	25.266.463	49,99%	12.629.871
ETEP	28.183.293	49,98%	14.087.265
ECTE	9.074.626	19,09%	1.732.599
EBTE	34.269.232	74,49%	25.527.494
ESDE	6.548.398	49,98%	3.273.180
ETSE	3.722.327	19,09%	710.696
Light	8.941.679	43,15%	3.858.335

RAP TOTAL CEMIG			1.507.814.513	709.016.589

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q16	6.408	4.053	10.460	29
2Q16	6.711	4.497	11.208	29
3Q16	6.365	4.424	10.788	29
4Q16	6.402	4.409	10.811	30
1Q17	6.249	4.274	10.523	30
2Q17	6.314	4.287	10.601	31
3Q17	6.232	4.586	10.817	31

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Fbrtion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Fbrtion B”).

Operating Revenues	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Sales to end consumers	3.885	4.032	(4)	12.069	12.427	(3)
TUSD	339	521	(35)	1.254	1.374	(9)
CVA and Other financial components in tariff adjustment	480	(273)	—	148	(937)	—
Construction revenue	284	321	(11)	705	854	(17)
Others	300	279	8	875	858	—

Subtotal	5.288	4.880	8	15.051	14.576	3

Deductions	(2.626)	(2.068)	27	(6.769)	(6.575)	3

Net Revenues	2.662	2.811	(5)	8.282	8.001	4

Operating Expenses	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Personnel/Administrators/Councillors	233	264	(12)	877	852	3
Employee Participation	—	17	—	18	27	(33)
Forluz - Post-Retirement Employee Benefits	70	60	17	202	166	22
Materials	12	12	2	32	29	10
Contracted Services	190	160	19	551	472	17
Purchased Energy	1.663	1.362	22	4.717	3.858	22
Depreciation and Amortization	138	124	11	401	368	9
Operating Provisions	55	134	(59)	348	371	(6)
Charges for Use of Basic Transmission Network	347	169	106	661	605	9
Cost from Operation	284	321	(11)	705	854	(17)
Other Expenses	101	108	(6)	240	285	(16)

Total	3.092	2.731	13	8.752	7.887	11

Statement of Results	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Net Revenue	2.662	2.811	(5)	8.282	8.001	4
Operating Expenses	3.092	2.731	13	8.752	7.887	11
EBIT	(430)	80	(637)	(471)	114	—
EBITDA	(293)	204	—	(70)	482	—
Financial Result	(86)	(123)	(30)	(314)	(250)	(26)
Provision for Income Taxes, Social Cont &	169	8	2.022	246	23	958

Net Income	(347)	(35)	900	(539)	(113)	378

Cemig GT tables (R$ million)

Operating Revenues	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Sales to end consumers	984	963	2	2.918	2.782	5
Supply	913	758	20	2.313	1.974	17
Revenues from Trans. Network	86	107	(19)	328	299	10
Gain on monetary updating of Concession Grant Fee	90	63	42	240	212	13
Construction revenue	4	5	(12)	11	36	(69)
Transactions in the CCEE	109	85	28	521	137	280
Transmission indemnity revenue	26	100	(74)	296	692	(57)
Generation indemnity revenue	260	—	—	260	—	—
Others	13	8	69	30	21	41

Subtotal	2.484	2.089	19	6.916	6.155	12

Deductions	(437)	(343)	27	(1.200)	(1.062)	13

Net Revenues	2.047	1.746	17	5.716	5.093	12

Operating Expenses	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Personnel/Administrators/Councillors	89	82	8	301	281	7
Employees’ and managers’ profit shares	—	6	—	6	6	1
Forluz - Post-Retirement Employee Benefits	22	20	8	62	56	12
Materials	3	2	37	9	9	(4)
Contracted Services	32	29	14	96	98	(2)
Depreciation and Amortization	37	47	(23)	123	141	(13)
Operating Reserves	46	11	297	107	63	69
Charges for Use of Basic Transmission Network	91	83	11	257	230	12
Purchased Energy	1.276	824	55	2.991	2.292	30
Construction Cost	4	5	(12)	11	36	(69)
Other Expenses	13	15	(13)	41	47	(14)

Total	1.613	1.124	44	4.004	3.261	23

Statement of Results	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Net Revenue	2.047	1.746	17	5.716	5.093	12
Operating Expenses	(1.613)	(1.124)	44	(4.004)	(3.261)	23
EBIT	434	622	(30)	1.712	1.832	(7)
Equity equivalence results	(172)	(24)	(622)	(158)	(155)	2
EBITDA	299	646	(54)	1.678	1.818	(8)
Financial Result	(196)	(306)	(36)	(729)	(875)	(17)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(72)	(68)	5	(300)	(267)	12

Net Income	(5)	224	(102)	525	535	(2)

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Residential	2.457	2.389	3	7.490	7.406	1
Industrial	4.459	5.032	(11)	13.163	14.542	(9)
Commercial	1.776	1.523	17	5.581	4.908	14
Rural	1.017	1.016	0	2.769	2.699	3
Others	901	866	4	2.653	2.603	2

Subtotal	10.610	10.826	(2)	31.656	32.158	(2)

Own Consumption	9	9	4	27	28	(2)
Supply	3.427	3.007	14	9.168	8.813	4

TOTAL	14.046	13.841	1	40.851	40.999	—

Energy Sales	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Residential	1.878	1.859	1	5.797	5.819	—
Industrial	1.210	1.380	(12)	3.634	4.043	(10)
Commercial	982	986	—	3.219	3.270	(2)
Rural	424	395	8	1.204	1.073	12
Others	397	394	1	1.218	1.205	1
Electricity sold to final consumers	4.893	5.012	(2)	15.072	15.410	(2)
Unbilled Supply, Net	522	98	434	1.027	21	—
Supply	401	677	(41)	1.289	1.884	(32)

TOTAL	5.816	5.788	—	17.388	17.316	—

Operating Revenues	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Sales to end consumers	4.883	5.026	(3)	15.027	15.305	(2)
TUSD	330	512	(35)	1.231	1.348	(9)
Supply	933	762	22	2.361	2.011	17
Transactions in the CCEE	111	87	28	537	139	286
CVA and Other financial components in tariff adjustment	480	(273)	—	148	(937)	—
Gain on monetary updating of Concession Grant Fee	90	63	42	240	212	13
Revenues from Trans. Network	44	80	(45)	221	228	(3)
Construction revenue	296	334	(11)	737	918	(20)
Gas supply	484	340	43	1.306	1.037	26
Transmission Indemnity Revenue	26	100	(74)	296	692	(57)
Others	380	375	1	1.099	1.088	1

Subtotal	8.317	7.405	12	23.462	22.041	6

Deductions	(3.181)	(2.510)	27	(8.308)	(7.934)	5

Net Revenues	5.136	4.896	5	15.154	14.107	7

Operating Expenses	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Personnel/Administrators/Councillors	359	374	(4)	1.276	1.217	5
Employee Participation	1	24	(96)	26	30	(15)
Forluz – Post-Retirement Employee Benefits	102	89	14	294	249	18
Materials	16	17	(5)	43	41	6
Raw materials and inputs for production of electricity	0	0	63	0	0	66
Contracted Services	234	201	16	681	602	13
Purchased Energy	2.943	2.170	36	7.685	6.126	25
Depreciation and Amortization	206	202	2	617	601	3
Operating Provisions	189	(19)	—	559	714	(22)
Charges for Use of Basic Transmission Network	387	216	80	791	741	7
Gas bought for resale	305	196	55	790	624	27
Cost from Operation	296	334	(11)	737	918	(20)
Other Expenses	124	132	(6)	312	372	(16)

TOTAL	5.160	3.937	31	13.809	12.236	13

Financial Result Breakdown	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Financial revenues	201	231	(13)	550	835	(34)
Revenue from cash investments	46	85	(46)	172	220	(22)
Arrears penalty payments on electricity bills	55	70	(21)	193	212	(9)
Exchange rate	3	12	(78)	20	56	(64)
Monetary updating	76	36	110	114	104	10
Monetary updating – CVA	—	19	(100)	—	207	(100)
Taxes applied to Financial Revenue	(13)	(15)	(13)	(36)	(54)	(35)
Other	34	24	45	87	90	(3)
Financial expenses	(189)	(654)	(71)	(1.272)	(1.888)	(33)
Costs of loans and financings	(344)	(525)	(34)	(1.202)	(1.433)	(16)
Exchange rate	6	(2)	—	(13)	(19)	(34)
Monetary updating – loans and financings	(6)	(47)	(88)	(75)	(232)	(68)
Monetary updating – paid concessions	—	—	—	1	(3)	—
Charges and monetary updating on Post-employment obligations	(12)	(22)	(45)	(48)	(87)	(44)
Other	168	(58)	—	65	(114)	—

Financial revenue (expenses)	12	(423)	(103)	(722)	(1.053)	(31)

Statement of Results	3Q17	3Q16	Change%	9M2017	9M2016	Change%
Net Revenue	5.136	4.896	5	15.154	14.107	7
Operating Expenses	5.160	3.937	31	13.809	12.236	13
EBIT	(25)	958	(103)	1.344	1.871	(28)
Equity gain in subsidiaries	(81)	33	—	(21)	47	—
Depreciation and Amortization	206	202	2	617	601	3
EBITDA	101	1.195	(92)	1.940	2.520	(23)
Financial Result	12	(423)	—	(722)	(1.053)	31
Tax	9	(135)	(107)	(205)	(224)	(9)

Net Income	(84)	434	—	397	641	(38)

Cash Flow Statement	9M2017	9M2016	Change%
Cash at beginning of period	995	925	8
Cash generated by operations	2.143	229	837
Net profit	397	641	(38)
Current and deferred income tax and Social Contribution tax	205	224	(9)
Depreciation and amortization	617	601	3
Passthrough from CDE	157	1.278	(88)
Equity gain (loss) in subsidiaries	21	(47)	144
Provisions (reversals) for operational losses	559	714	(22)
Dividends received from equity holdings	248	445	(44)
Interest paid on loans and financings	(1.031)	(1.320)	(22)
Financial assets of the concession	314	(2.175)	(114)
Others	657	(133)	593
Financing activities	(1.715)	641	368
Financings obtained and capital increase	60	2.859	(98)
Interest on Equity, and dividends	(269)	(111)	141
Payments of loans and financings	(1.506)	(2.106)	(28)
Investment activity	(841)	(101)	731
Securities – Financial Investment	331	1.465	731
Acquisition of ownership interest and future capital commitments	(228)	(725)	(69)
Financial assets	(160)	—	—
Fixed and Intangible assets	(783)	(842)	(7)

Cash at end of period	582	1.693	(66)

Total Cash	1.285	2.040

BALANCE SHEETS (CONSOLIDATED) – ASSETS	09/30/2017	12/31/2016
CURRENT	7.856	8.285
Cash and cash equivalents	582	995
Securities	691	1.014
Consumers and traders	3.603	3.425
Financial assets of the concession	666	730
Tax offsetable	247	236
Income tax and Social Contribution tax recoverable	557	590
Dividends receivable	4	11
Linked funds	405	—
Inventories	49	49
Passthrough from CDE (Energy Development Account)	73	64
Other credits	978	803
NON-CURRENT	33.976	33.750
Securities	12	31
Consumers and traders	174	146
Tax offsetable	190	178
Income tax and Social Contribution tax recoverable	64	112
Deferred income tax and Social Contribution tax	2.004	1.797
Escrow deposits in legal actions	1.743	1.887
Other credits	1.152	1.279
Financial assets of the concession	6.163	4.971
Investments	8.620	8.753
PP&E	2.797	3.775
Intangible assets	11.058	10.820

TOTAL ASSETS	41.832	42.036

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	09/30/2017	12/31/2016
CURRENT	12.350	11.447
Suppliers	2.186	1.940
Regulatory charges	351	381
Profit shares	—	—
Taxes	984	794
Income tax and Social Contribution tax	100	27
Interest on Equity, and dividends, payable	198	467
Loans and financings	5.199	4.837
Payroll and related charges	248	225
Post-retirement liabilities	224	199
Other obligations	1.616	1.429
Provisions for losses on investments	1.243	1.150
NON-CURRENT	16.195	17.654
Regulatory charges	544	455
Loans and financings	8.856	10.342
Taxes	722	724
Income tax and Social Contribution tax	683	582
Provisions	714	815
Post-retirement liabilities	4.156	4.043
Provisions for losses on investments	260	192
Other obligations	260	502
STOCKHOLDERS’ EQUITY	13.283	12.930
Share capital	6.294	6.294
Capital reserves	1.925	1.925
Profit reserves	5.200	5.200
Adjustments to Stockholders’ equity	(576)	(488)
Retained earnings	440	—
NON-CONTROLLING STOCKHOLDER S EQUITY	4	4

TOTAL LIABILITIES	41.832	42.036

20. PUBLICATION OF RESULTS DATED NOVEMBER 16, 2017: PRESENTATION OF 3Q 2017 RESULTS

RESULTS
3rd Quarter
2017

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will takeplaceas referred tointhese expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector;andonour expectations forfutureresults,manyof whicharenotunder our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results maydiffer significantly fromthose indicated inor implied bysuch statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may resultfromtheuseof the content ofthis presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Formfiled withthe Brazilian Securities Commission –CVM –and inthe 20-F formfiledwiththe U.S. Securities and Exchange Commission –SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.
2

3Q17 Results
1%
4
-84
-50
433
101
405
1.193
5.136
4.896
3Q16 3Q17 3Q16 3Q17 3Q17 3Q16 3Q17 3Q17 Adjusted Adjusted
• Positive effects on net revenue in 3Q17:
• CVA: R$ 480 mn positive in 3Q17 – vs. R$ 273 mn negative in 3Q16
• Generation Indemnity Revenue: R$ 260 mn
• Acceptance of ‘Novo Regularize’ tax plan1 reduces net profit in the quarter
• Impacts: R$ 564mn on Ebitda; R$ 388mn on Net profit
• Equity income: R$ 81 mn negative in the quarter
• Cost of debt lower YoY, due to lower Selic rate
• R$ 278mn gain on recalculation of monetary updating on Minas Gerais State capital increase
1 - ‘Nova Regularize ‘ = Minas Gerais State Tax Regularization Plan.
3

Consolidated Adjusted Ebitda

-66.1%
1.193
405
260
564
101
Ebitda 3Q16
Ebitda 3Q17 Adjusted
Generation Indemnity Revenue
'Novo Regularize' VAT
Ebitda 3T17

433
-50
183
171
388
-84
Net profit 3Q16
Net profit 3Q16 Adjusted
AFAC
Generation Indemnity Revenue
'Novo Regularize' VAT
Net profit 3Q17

4

Consolidated Adjusted Ebitda
After adjusting the effects of non-recurring items, Ebitda had a smaller decrease compared to the same period of 2016, rising from 95.1% to 66.1%
1.193 260
564 101
405
Ebitda 3Q16 Ebitda 3Q17 Generation ‘Novo Regularize’ Ebitda 3T17 Adjusted Indemnity Revenue VAT
433 171
-50 388
183 -84
Net profit
Net profit
AFAC
Generation
‘Novo Regularize’
Net profit

3Q16
3Q16

Indemnity

VAT
3Q17

Adjusted
Revenue
4

Consolidated net revenue
Volume sold - GWh
1.5%
4.9%
14.046
421
36
2
253
573
68
13.841
5.136
4.896
3Q16 Residential Industrial Commercial Rural Others Wholesale 3Q17
3Q16 3Q17
• Novo Regularize tax plan reduces net revenue by R$ 562 million
• CVA adds R$ 754 mn to year-on-year increase in revenue
• Revenue from supply of gas R$ 145 mn higher
• R$ 260 mn gain in Generation Indemnity Revenue:
• adjustment to balance not yet amortized of São Simão and Miranda plant concessions, under Ministerial Order 291/17. Total of this asset is now R$ 1.069 billion.
• CCEE transaction revenue: R$ 24 mn higher YoY
5

Operational expenses

31.1%
3.937
5.160
3Q16
3Q17

- Purchase of electricity: R$ 773 mn higher YoY. Purchase of gas: R$ 108 mn higher
- Personnel expenses lower, due to voluntary retirement program
- Provisions for consumer default down from R$ 108 mn (in 3Q16) to R$ 50 mn in 3Q17
- Provisions for losses on investments:
  - Parati – balance R$ 1.243 billion
    - R$ 85 mn provision in 3Q17, vs. R$ 167 mn reversal in 3Q16
  - SAAG – balance R$ 264 million
    - Provision of R$ 26 mn in 3Q17 vs. Provision of R$ 3 mn in 3Q16

-15
-23
12
-1
33
773
4
208
172
108
-38
-8
Personnel
Profit shares
Post - employment
Materials
Outsourced
Bought energy
Dep´and + amort.
Provisions
Transmission grid
Gas bought for resale
Construction cots
Other expenses

6

Operational expenses
Purchase of electricity: R$773 mnhigher YoY. Purchase of gas: R$108 mnhigher Personnel expenses lower, due to voluntary retirement program Provisions for consumer default down from R$108 mn(in 3Q16) to R$50 mnin 3Q17 Provisions for losses on investments:
• Parati–balanceR$1.243 billion
• R$85 mn provision in3Q17, vs.R$167 mnreversalin3Q16
• SAAG –balanceR$264 million
• Provision ofR$26 mnin3Q17 vs. Provision ofR$3mnin3Q16
31.1%
5.160
3.937
3Q16 3Q17
Change in consolidated operational expenses, 3Q16–3Q17
773
108
172
208
4
33
12
-8
-38
-1
-23
-15
6
Other expenses
Construction cots
Gas bought for resale
Transmission grid
Dep´and + amort.
Bought energy
Outsourced
Materials
Post -employment
Profit shares
Personnel

Cemig, consolidated: debt profile

CEMIG

Maturities timetable – Average tenor: 2.2 years

Total net debt: R$ 12.8 billion

3.586
3.898
1.855
1.814
1.612
584
229
478
2017
2018
2019
2020
2021
2022
2023
After 2023

Main indexors

4%
24%
72%
CDI
IPCA
Other

Cost of debt – %

14,28
15,82
15,89
15,95
12,03
10,39
3,74
6,90
8,40
8,29
8,97
7,22
2015
set/16
2016
mar/17
jun/17
set/17
Real
Nominal

Leverage – %

Net debt / Ebitda
4,98
4,21
3,98
6,20
4.02
Net debt / Ebitda Adjusted
Net Debt / Stockholders' equity + Net debt
48,9
50,4
49,5
49,0
2016
mar-17
jun-17
set-17

7

Cemig, consolidated: debt profile
Main indexors
Maturities timetable – Average tenor: 2.2 years
4%
Total net debt: R$12.8 billion
CDI
IPCA
24%
478
229
584
1.612
1.814
3.898
1.855
3.586
Other
72%
2017 2018 2019 2020 2021 2022 2023 After
2023
q Each 1 p.p. reduction in Selic rate estimated to reduce debt cost by R$ 112mn
q Financial expenses are already lower due to reduction in the Selic rate: R$ 222 mn lower in 3Q17 compared to 3Q16
Leverage –%
Cost of debt –%
4.02
Net debt Ebitda Adjusted
6,20
49,0
3,98
49,5
4,21
50,4
4,98
48,9
Net debt
Ebitda
Net Debt
Stockholders’ equity + Net debt
10,39
7,22
12,03
8,97
15,95
8,29
15,89
8,40
15,82
6,90
14,28
3,74
7
set-17
jun-17
mar-17
2016
set/17
jun/17
mar/17
Nominal
2016
Real
set/16
2015

Cemig GT — 3Q17 results
-89.5%
-5
224
299
68
646
2.047
1.746
3Q17
3Q16
3Q17
3Q17 Adjusted
3Q16
3Q17
3Q16
• R$ 260 mn gain in Generation Indemnity Revenue
• from adjustment of unamortized balances of São Simão and Miranda plant concessions, under Order 291/17.
• Revenue from supply of electricity: 10.2% (R$ 175mn) higher YoY
• Revenue from transactions in CCEE: R$ 24 mn higher
• Impacts of Novo Regularize tax plan: R$ 29 mn on Ebitda, R$ 19 mn on Net profit
• Cost of electricity bought for resale: R$ 452 mn higher
• Equity income: R$ 172 mn negative in 3Q17 – vs. R$ 24 mn negative in 3Q16
8

Cemig GT – Adjusted Ebitda

-89.5%
646
68
259
29
299
3Q16
3Q17 Adjusted
Generation Indemnity Revenue
'Novo Regularize' VAT
3Q17

9

Cemig GT – Adjusted Ebitda
• After adjusting the effects of non-recurring items, Ebitda had a stronger decrease compared to the same period of 2016, from 89.5% to 53.7%
-89.5%
299
29
259
68
646
3Q17
‘Novo Regularize’ VAT
Generation Indemnity Revenue
3Q17 Adjusted
3Q16
9

Cemig GT – debt profile

Maturities timetable – Average tenor: 2.0 years

Total net debt: R$ 7.2 billion

2.104
2.072
883
1.054
1.039
331
8
20
2017
2018
2019
2020
2021
2022
2023
After 2023

Main indexors

1%
17%
82%
CDI
IPCA
Others

Cost of debt- %

14,41
15,41
16,03
16,11
12,07
10,07
3,66
6,64
8,59
8,46
9,85
7,41
2015
set/16
2016
mar/17
jun/17
set/17
Real
Nominal

Leverage - %

Net debt
Ebitda
Net Debt
Stockholders' equity + Net debt
5,60
4,51
4,53
5,78
63
61
58
58
2016
mar/17
jun/17
set/17
3.52
Net debt
Ebitda Adjusted

10

Cemig GT – debt profile
Maturities timetable – Average tenor: 2.0 years Main indexors
Total net debt: R$7.2 billion 1%
CDI
2.104 2.072 17%
IPCA
1.054 1.039 883
331 20 Others 8
2017 2018 2019 2020 2021 2022 2023 After 82% 2023
Restrictive covenants
For details see Note 18 (Loans, financings and debentures )
Cost of debt -% Leverage -%
15,41 16,03 16,11 Net debt 5,78
14,41 5,60 4,51 4,53
3.52
Ebitda
12,07 63
8,59 10,07 61 Net debt 8,46 Ebitda 6,64 58 58
Net Debt Adjusted
9,85
3,66 7,41 Stockholders’ equity + Net debt
2015 set/16 2016 mar/17 jun/17 set/17 2016 mar/17 jun/17 set/17
Real Nominal
10

Cemig D – 3Q17 results
+18.7%
-348
-35
-293
241
203
2.662
2.811
3Q17
3Q16
3Q17
3Q17 Adjusted
3Q16
3Q17
3Q16
• Consumption in Cemig D’s concession area:
• Volume distributed: up 0.3% YoY
• Captive market: down 2.0% YoY
• Power transported: up 3.7% YoY
• CVA contributes to increase in revenue:
• CVA in 3Q17 is R$480 mn positive – in 3Q16 it was R$ 273 mn negative
• Impacts of Novo Regularize tax plan: R$ 535 mn on Ebitda, R$ 368 mn on Net profit
• Provision for consumer default down: R$ 34 mn in 3Q17 – vs. R$ 108 mn in 3Q16
11
Cost of debt R$93 mnlower YoY–due to lower Selic interest rate

Cemig D – Adjusted Ebitda
• After excluding non-recurring effects, Cemig D’s Ebitda became positive, being 18.7% greater than the Ebitda of the same period in 2016
+18.7%
203 241
534
-293
3Q16

3Q17

‘Novo Regularize’
3Q17
Adjusted

VAT

12

Cemig D – Debt profile

CEMIG

Maturities timetable – Average tenor: 2.5 years

Total net debt: R$ 5.6 billion

1.473
1.668
933
729
501
222
221
457
2017
2018
2019
2020
2021
2022
2023
After 2023

Main indexors

2%
42%
56%
CDI
IPCA
Others

Cost of debt- %

14,31
16,46
15,87
15,95
10,97
9,57
4,01
7,12
8,06
8,04
8,95
6,90
2015
set/16
2016
mar/17
jun/17
set/17
Real
Nominal

Leverage – %

Net debt / Ebitda
12,55
10,39
13,78
N.A.
13.17
Net debt / Ebitda Adjusted
Net Debt / Stockholders' equity + Net debt
66,2
68,0
69,3
73,9
2016
mar/17
jun/17
set/17

13

Cemig D – Debt profile
Main indexors
Maturities timetable – Average tenor: 2.5 years
2%
Total net debt: R$5.6 billion
CDI IPCA Others
56%
42%
457
221
222
501
729
933
1.668
1.473
After 2023
2023
2022
2021
2020
2019
2018
2017
Leverage –%
Cost ofdebt-%
13.17
Net debt Ebitda Adjusted
N.A.
73,9
13,78
69,3
10,39
68,0
12,55
66,2
Net debt Ebitda
Net Debt
Stockholders’ equity + Net debt
9,57
6,90
10,97
8,95
15,95
8,04
15,87
8,06
16,46
7,12
14,31
4,01
set/17
jun/17
mar/17
2016
set/16
2015
13
set/17
jun/17
mar/17
2016
Nominal
Real

Investiment
Planned
Realized
2017
sept/17
%
GENERATION
448
241
53.8
Investment program
40
13
32.5
Capital injections
408
228
55.9
Renova Energia S.A.
72
18
25.0
Aliança Norte
74
46
62.2
SPC – Guanhães
103
86
83.5
SPC - Amazônia Energia Participações S.A. (Belo Monte)
127
77
60.6
Usina Hidrelétrica Itaocara S.A.
32
1
3.10
TRANSMISSION
43
18
41.9
Investment program
43
18
41.9
CEMIG D
1,091
694
63.6
Investment program
1,091
694
63.6
CEMIG H
-
-
-
Total of Investments
1,582
953
60.2
14

Cash flow

Operations
R$2,143
Financing
-R$1,715
Investment
-R$841
995
397
2.540
1.030
236
1.446
269
331
228
944
582
703
582
Securities
Cash
Cash start of 2016
09/30/2017 Profit
Expenses (revenues) not affecting cash
Interest paid on loans and financings
Others
Loans and debentures
Dividends + Interest on Equity
Cash investments
Financial assets
Others
Cash end of 09/30/2017
Total Available Sep/17
NET CHANGE IN CASH AND EQUIVALENTS–R$413

15

Cash flow
Investment
-R$841
Financing
-R$1,715
Operations
R$2,143
1.446
236
1.030
2.540
228
331
269
Securities
703
944
397
Cash
582
582
995
Cash start of 09/30/2017 Expenses Interest paid Others Loans and Dividends + Cash Financial Others Cash end of Total Available 2016 Profit (revenues) not on loans and debentures Interest on investments assets 09/30/2017 Sep/17 affecting cash financings Equity
NET CHANGE IN CASH AND EQUIVALENTS –R$413
15

Investor relations

Tel: +55 (31) 3506-5024

ri@cemig.com.br

http://ri.cemig.com.br

CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Corporate Sustainability Index ISE 2017 Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM CDP Climate Disclosure Leader 2015

Investor relations
Tel: +55 (31) 3506-5024
ri@cemig. com.br
http://ri. cemig.com.br

21. EXTRAORDINARY GENERAL MEETING TO BE HELD ON 12/18/2017: CONVOCATION AND PROPOSAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 18, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Change in the composition of the Board of Directors, due to resignation; and

•	continuation, as the case may be, of appointment of the present members of the Board of Directors.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 14, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 10, 2017

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Proposal for appointments to the Board of Directors

List of members elected by the majority stockholder

Appendix 1

12.5. Information about the Board Member:

Name: Wieland Silberschneider

Date of birth: Nov. 3, 1960

Profession: Economist

CPF: 451.960.796-53

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office: Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

Independent member: Yes

Number of consecutive periods of office: 01

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais State Department of Finance

•	State Revenue Tax Auditor – Since January 2005

Abrinq Foundation for Children’s Rights

•	Programs Consultant – Since January 2005

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

94%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Finance, Audit and Risks Committee.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and/or the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X    No.

 ☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5. Information about the Board Member:

Nome: Agostinho Faria Cardoso

Date of birth: May 22, 1959

Profession: Engineer

CPF: 355.759.566-87

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:
•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

RI Consultoria e Treinamento—RIconsult

Proprietor and Senior Consultant, since 2014;

Companhia Energética de Minas Gerais

General Manager, 2001 to 2013

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Companhia Energética de Minas Gerais

General Manager, 2001 to 2013

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

 ☐    No

x Yes — If yes, describe the relationship and the company(ies):

Consultant for relations for Light

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	with the State of Minas Gerais;

X No

 ☐ Yes - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

x No

 ☐ Yes      – If yes, describe the relationship and the company(ies):

12.5. Information about the Board Member:

Name: Antônio Dirceu Araújo Xavier

Date of birth: August 26, 1943

Profession: Lawyer

CPF: 068.412.446-72

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 01

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Dirceu Xavier Advogados

•	Counsel – Since 2001

Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, until May 2016. Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Eletrobras—Centrais Elétricas Brasileiras S.A. – Head of Procurator’s Office

Companhia Mineradora de Minas Gerais – Comig – Adviser to the CEO

Sitting and Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

84%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Human Resources Committee.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X    No.

 ☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Arcângelo Eustáquio Torres Queiroz

Date of birth: March 26, 1966

Profession: Electricity worker

CPF: 539.109.746-00

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions in the Company: Secondment to Sindieletro

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 2

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Member of technical administrative staff, Cemig Distribuição S.A.

Member of the Prosaúde (‘Pro-Health’) Committee of Forluz (2006 to 2010).

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since 2009.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

100%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

 ☐ No

X Yes – If yes, describe the relationship and the company/ies:

Member of technical administrative staff, Cemig Distribuição S.A.

b.	with the State of Minas Gerais;

X    No.

 ☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

x No

Yes – If yes, describe the relationship and the company/ies:

Member of technical administrative staff, Cemig Distribuição S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5.	Information about the Board Member:

Nome: Bernardo Afonso Salomão de Alvarenga

Date of birth: December 23, 1951

Profession: Electrical engineer

CPF: 154.691.316-53

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    CEO.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:
•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Ponta Energia Consultores Associados Ltda.

Managing partner – August 2013 to December 2016

Usiminas

Director, Electricity – May 2011 to November 2012

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

•	Engineer in Operational Sales Division – 1980–85
•	Advisory Engineer, Operational Sales Department, 1985–90;
•	Advisory Engineer, Pre-operational Sales Department, 1990–92;
•	Advisory Engineer, Transmission Consumers Sales General Management Unit, 1993–5
•	Manager, Operational Sales Department, Large Clients – 1995–8;
•	General Manager, Large Client Sales – 1998–2001;
•	General Manager, Commercial Relations with Corporate Clients – 2001–5;
•	Advisor to the Chief Distribution and Sales Officer’s Department – Oct.–Dec., 2005;
•	Adviser to the Chief Finance and Investor Relations Officer’s Department, Jan.–Feb 2006;
•	General Manager, Wholesale Sales and Trading – March 2006 – April 2007;
•	Chief Trading Officer of Cemig, Cemig D and Cemig GT – April 2007 – January 2011;
•	CEO of Cemig, Cemig D and Cemig GT, December to date;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

x No

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

x No

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and/or the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

x No

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

x No

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

x No

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

x No

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

x No

 ☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

 ☐ No

x Yes – If yes, describe the relationship with the company/ies:

Ponta Energia Consultores Associados Ltda. – Managing Partner

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5. Information about the Board Member:

Name: Franklin Moreira Gonçalves

Date of birth:    October 12, 1970

Profession: Data processing technologist

CPF: 754.988.556-72

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions in the Company: Chief Generation and Transmission Officer.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 3

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

System Operation Technician at Cemig Distribuição S.A.;

Substitute member of the Boards of Directors of: Companhia Energética de Minas Gerais, since 2003; and Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Member of the Board of Directors of the companies of the “TBE Group”:

Empresa Amazonense de Transmissão de Energia S.A. – EATE; Empresa Regional de Transmissão de Energia S.A. – ERTE; and Empresa Norte de Transmissão de Energia S.A. – ENTE (since September 12, 2011).

Since January 2015, Chief Generation and Transmission Officer of Cemig, and Cemig GT; and Director without Portfolio of Cemig D.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

Chief Generation and Transmission Officer of Cemig, and Cemig GT; and Director without Portfolio of Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

22%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

 ☐ No

X Yes – If yes, describe the relationship and the company/ies:

System Operation Technician at Cemig Distribuição S.A., until January 2015.

Chief Generation and Transmission Officer of Cemig, since January 2015.

b)	with the State of Minas Gerais;

X    No.

 ☐ Yes    - If yes, describe the relationship:

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, Cemig D or Cemig GT, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes     – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Geber Soares de Oliveira

Date of birth: August 16, 1962

Profession: Accountant

CPF: 373.022.806-49

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 0

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais State Department of Finance

General Manager, Central Finance Administration

Activities: Planning, coordination and control of the activities related to financial administration and management of the state’s financial resources; preparation and management of the cash flow of the State’s Treasury; and management of the available cash position of the State of Minas Gerais.

SICOOB COOPSEF

Member of the Board of Directors

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X No

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b)	with the State of Minas Gerais;

 ☐ No

x Yes — If yes, describe the relationship:

Full-time government employee in the Finance Department of Minas Gerais State

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

x No

 ☐ Yes      – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Helvécio Miranda Magalhães Júnior

Date of birth: May 28, 1963

Profession: Doctor

CPF: 561.966.446-53

Position proposed: Sitting member

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Brazilian Health Ministry

Secretary for Healthcare, 2011–14.

Minas Gerais State Secretary for Planning and Management

Chair of the Board of Directors of Prodemge

Chair of the Board of Directors of BDMG

Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

100%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Member of the Strategy Committee.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

 ☐     No

X Yes – If yes, describe the relationship and the company/ies:

Member of the Board of Directors of Parati S.A.

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

 ☐     No

X Yes    — If yes, describe: Minas Gerais State Secretary for Planning and Management; Chair of the Boards of Directors of Prodemge, and of BDMG.

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: José Afonso Bicalho Beltrão da Silva

Date of birth:    October 5, 1948

Profession: Economist

CPF: 098044046-72

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Prefecture of the City of Belo Horizonte

•	Finance Secretary – January 2006 to July 2012.

PBH Ativos S.A.

•	CEO – March 2009 to July 2014.

Brazilian Industry, Development and Foreign Trade Ministry

•	Advisor – April 2013 to December 2014.

Brazilian Development Bank (BNDES):

•	Advisor – April 2013 to December 2014.

Finance Secretary of the Minas Gerais State Government, since January 2015.

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since January 2015.

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), since November 2015.

Member of the Board of Directors of Parati S.A. – Participações em Ativos de Energia Elétrica, since March 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since January 2015.

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), since November 2015.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

 ☐     No

X    Yes – If yes, describe:

Subject of judgment at first instance, in 2015, given by the 4th Federal Court of Belo Horizonte, in Criminal Action No. 2008.38.00.004809-0. The Appeal lodged is currently before the Regional Federal Court of the First Region, Judicial Section, of Minas Gerais State (Case No. 004711-51.2008.4.01.3800), on the grounds of Article 106 of the Constitution of the State of Minas Gerais, which states that it is the competency of the State Appeal Court (2nd instance) to be the first initial forum of hearing and judgment of Minas Gerais State Secretaries.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X No

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

97%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Corporate Governance and Sustainability Committee; Committee on Business Development and Monitoring of Subsidiaries; Strategy Committee.

12.8. Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

☐ Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10. State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

 ☐     No

X Yes      – If yes describe the relationship:Finance Secretary of the Minas Gerais State Government, since January 2015.

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

 ☐     No

X Yes    – If yes, describe the relationship and the company/ies:

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), since November 2015.

Member of the Board of Directors of Parati S.A. – Participações em Ativos de Energia Elétrica, since March 2015.

12.5. Information about the Board Member:

Name: Luiz Guilherme Piva

Date of birth: June 2, 1962

Profession: Economist

CPF: 454.442.936-68

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

LCA Consultores

•	Chief Investment and Corporate Finance Officer – 2007 to 2012.

Angra Partners

•	Chief Investment Officer – 2012–2013

Itatiaia Móveis

•	CEO – Managing Director—industrial company with 2,000 employees and annual sales revenue of R$ 800 million – 2013–2014.

Director of Minas Gerais Development Bank (BDMG).

•	Responsible for Structured Operations, Capital Markets Product Development; and, currently, Internal Controls.
•	Adviser to the CEO for Structured Operations and Capital Markets – 2014–15; Coordinator of Private Equity projects and funds, FIDCs and PPPs.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

100%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The candidate is a member of the following committees supporting the Board of Directors: Committee on Business Development and Monitoring of Subsidiaries; and the Finance, Audit and Risks Committee.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10. State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

 ☐     No

X Yes – If yes, describe the relationship:

Director of Minas Gerais Development Bank (BDMG).

Adviser to the office of the CEO of BDMG.

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Marco Antônio de Rezende Teixeira

Date of birth: September 23, 1956

Profession: Lawyer

CPF: 371.515.926-04

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

CBTU (Brazilian Urban Trains Company)

Counsel – Since June 1983 (seconded to the municipality of Belo Horizonte since 1993).

Municipality of Belo Horizonte

Procurator-General – 1997 to 2012.

Rezende Teixeira Sociedade de Advogados

Managing Partner – 2012 to 2015.

MOP Assessoria Empresarial Ltda

Managing Partner – 2012 to 2014.

State Secretary – January 2015.

Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Sitting Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐ Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

☐ Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

88%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

12.8. Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

☐ Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

☐ Yes     - If yes, describe:

12.10. State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

☐ Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐    No.

X Yes – If yes, describe the relationship:

State Secretary, Minas Gerais

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

☐ Yes      – If yes, describe the relationship and the company/ies:

12.5. Information about the Board Member:

Name: Marco Antonio Soares da Cunha Castello Branco

Date of birth: August 19, 1960

Profession: Metallurgical engineer

CPF: 371.150.576-72

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Usinas Siderurgicas de Minas Gerais S. A. (Usiminas)

•	CEO – 2008 to 2010.

HYDAC Tecnologia do Brasil Ltda.

•	Member of the Advisory Board – since 2010.

Companhia de Saneamento de Minas Gerais – Copasa

•	Member of the Board of Directors – since 2015.

Helicópteros do Brasil S.A. – Helibras

•	Member of the Board of Directors – since 2015.

Companhia de Desenvolvimento Econômico de Minas Gerais (Codemig)

•	Chief Executive Officer – since 2015

•	Member of the Board of Directors – since 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Usinas Siderurgicas de Minas Gerais S. A. – CEO

Ternium S. A. – Member of the Board of Directors

Vallourec S.A. – Statutory Director

Vallourec S.A. (Boulogne-Billancourt, France) – Member of the Executive Committee

V&M France S.A.S. (Boulogne-Billancourt, France) – CEO

V&M Deutschland (Düsseldorf, Germany) – CEO

V&M do Brasil S.A. (Belo Horizonte, Brasil) – Chair of the Board of Directors

V&M Corporation (Houston/USA) – Member of the Board of Directors

Hüttenwerk Krupp Mannesmann (Düisburg, Germany) – Member of the Board of Directors Management

Vallourec & Mannesmann do Brasil – CEO and Chair of the Board of Directors

Mannesmann S. A. – Chief Trading Officer

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X  No

☐  Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

84%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Member of the Committee for New Business Development and Monitoring of Subsidiaries.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

 ☐    No

X Yes — If yes, describe the relationship and the subsidiary:

Sister of Eliana Soares da Cunha Castelo Branco, Financial Management Director of Cemig Telecom.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

 ☐    No

X Yes – If yes, describe the relationship:

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐Yes      – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name: Nelson José Hubner Moreira

Date of birth: March 16, 1954

Profession: Electrical engineer

CPF: 443.875.207-87

Position proposed: Sitting member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Aneel (Brazilian Electricity Agency; the Brazilian Electricity Regulator).

•	Director-General – 2009 to 2013.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Light S.A.

•	Board of Directors: February 2015 to date.

CEB – Companhia Energética de Brasília

•	Board of Directors: June 2014 to January 2015

Eletrobras

•	Board of Directors: September 2005 to February 2008.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

87%

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐Yes     - If yes, describe:

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X    No.

 ☐Yes    - If yes, describe the relationship:

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐Yes      – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5.	Information about the Board Member:

Name: Otávio Silva Camargo

Date of birth: September 11, 1953

Profession: Economist

CPF: 344.141.506-04

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 0

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Chief Economist of the Minas Gerais Development Bank (BDMG): responsible for organization of the databank and information, monitoring of economic-financial indicators, and preparation of sector and regional analyses and studies of the financial sector. (currently):

Director of the Minas Gerais Development Bank (BDMG): responsible for the areas of production planning, analysis and development, and information channels and technology. in 2015 and 1016.

Director, Brazilian Industrial Development Agency (ABDI) of the Trade and Industry Ministry: coordinated the areas responsible for studies and monitoring of the implementation of measures and policies in various industrial sectors. Participated in the sector competitiveness committees. (2012-15);

Head of the President’s Office at the ABDI (Brazilian Industrial Development Agency (of the Trade and Industry Ministry); Participated in preparation of the Brasil Maior Plan; Manager of the IT, communication and audit management units of the BDI. (2011 to 2012).

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No

 ☐Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

0%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

0%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10.	State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X No

 ☐Yes      – If yes, describe the relationship and the company/ies:

b)	with the State of Minas Gerais;

X No

 ☐Yes - If yes, describe the relationship:

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X No

 ☐Yes     – If yes, describe the relationship and the company/ies:

12.5. Information about the Board Member:

Name: Ricardo Wagner Righi de Toledo

Date of birth: September 1, 1957

Profession: Company manager

CPF: 299.492.466-87

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: Yes

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Companhia de Desenvolvimento Econômico de Minas Gerais (Codemig)

•	Director – 2015 to date.

Innovare Consultoria Ltda. – Economist

•	Independent Consultant – 2012 to 2014

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Usiminas S.A.

•	Chief Officer for Strategic Planning, M&A and Strategic Alliances – 2008 to 2012

Banco Bonsucesso S.A.

•	Deputy CEO – 2005 to 2008

Banco Simples S.A.

•	CEO – 2002–2005

Banco Itaú-Banestado S.A.

•	Director – 2000 to 2002.

Banco Itaú S.A.

•	General Manager, 1997–2002.

BEMGE (Bank of the State of Minas Gerais)

•	General Manager, 1980–1997.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Vodafone Brasil S.A. – Member of the Board of Directors

IAS – Indústria Aeronautica e Serviços S.A. – Member of the Board of Directors

Usiminas S.A. – Director

Banco Bonsucesso S.A. – Deputy CEO

Banco Simples S.A. – Chief Executive

Banco Itaú-Banestado S.A. – Director

Banco Itaú S.A. – General Manager

Banco Benge S.A. – General Manager

Mineração Usiminas S.A. – Member of the Board of Directors

Soluções Usiminas S.A. – Member of the Board of Directors

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

X No

 ☐Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

88%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Member of the Finance, Audit and Risks Committee, and the Board of Directors Support Committee.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10. State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

a)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

b)	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X    No.

 ☐ Yes    - If yes, describe the relationship:

c)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

 ☐    No

X Yes— If yes, describe the relationship and the company(ies):

Usiminas is a corporate client of Cemig

12.5. Information about the Board Member:

Name: Antônio Carlos de Andrada Tovar

Age: 43

Profession: Engineer

CPF: 074.171.737-99

Date of birth:: June 7, 1973

Position proposed: Substitute member

Date of election: Dec. 18, 2017

Date of taking office:    Dec. 18, 2017

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company:    Assistant to the Executive Board.

Whether was elected by the controlling stockholder or not:    Yes.

Independent member: No

Number of consecutive periods of office: 1

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;
•	positions and functions inherent to the position;
•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Brazilian Development Bank (BNDES)

Unlisted company

From July 2001 to February 2015

Summary description: Before taking over as head of the Department of Alternative Energy Sources in 2010 he was manager of the Transport and Logistics Department and engineer in the Gas and Oil Department. In recent years he has actively taken part in the structuring of financings for numerous infrastructure projects, including wind farms, hydroelectric plants, thermal plants, transmission lines, gas pipelines, navigation, ports, railroads and highways.

The BNDES is a federal public company, currently linked to the Trade and Industry Ministry (MDIC). Today it is the principal instrument of long-term financing for investment in all segments of the economy, in a policy that includes the social, regional and environmental dimensions.

Since its foundation in 1952 the BNDES has made an outstanding contribution with its support for farming, industry, commerce and services, offering special terms for micro-, small and medium-sized companies. It also has put in place lines of social investment, directed toward education and health, family farming, water and sewerage services, and urban transport.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute member of the Board of Directors of Companhia Energética de Minas Gerais—Cemig since May 2017.

Sitting member of the Board of Directors of Energia Paulista S.A.—2003 and 2004

Sitting member of the Audit Board of AES Tietê S.A. for the year 2005.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), 2016-2017

b.	Description of any of the following events that have taken place in the last 5 years:

iv.	any criminal conviction;

X No

 ☐Yes     - If yes, describe:

v.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

X    No.

 ☐Yes     - If yes, describe:

vi.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X    No.

 ☐Yes     - If yes, describe:

12.6.	For each of the people who has acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of meetings which the person attended in that period, since becoming a member of each board

88%

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Not a member of any committee.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state, in the form of a table, the percentage of participation in meetings held by each body in the same period, that have taken place after being sworn into the position.

100%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

d)	Any other manager/s of Cemig:

X    No.

 ☐ Yes    - If yes, describe the relationship:

e)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes     – If yes, describe the relationship and the controlled company:

f)	Any administrator/s of the State of Minas Gerais:

X    No.

 ☐ Yes     - If yes, describe:

12.10. State whether, in 2014, 2015, and/or 2016 the candidate had any relationship of subordination with:

d)	Any company directly or indirectly controlled by Cemig:

X    No.

 ☐ Yes      – If yes, describe the relationship and the company/ies:

e)	with the State of Minas Gerais;

X    No.

 ☐ Yes    - If yes, describe the relationship:

f)	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X    No.

 ☐ Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. MATERIAL ANNOUNCEMENT DATED NOVEMBER 20, 2017: CEMIG: R$ 4 BILLION REFINANCING SIGNED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig: R$ 4 billion refinancing signed

As per CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s wholly-owned subsidiaries Cemig GT and Cemig D have signed an agreement with their principal creditor banks to refinance their short and medium-term debt, with a total of up to R$ 4 billion (four billion Reais), for the purpose of achieving a balanced cash flow in those companies.

The agreement involves substitution of debts that become due as from 2017 with new debts to be amortized in 36 monthly installments starting, for Cemig GT, in January 2019; and for Cemig D, in July 2019.

The cost of this new debt is in line with the rate practiced in the market for companies of the size and scale of Cemig, which is a strong generator of cash flow.

Belo Horizonte, November 20, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.